UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 12 February 2015
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Gold Fields Q4 2014 Results I 1
Salient features
Strong operational performance generates US$54 million cash flow
US$1,023
per ounce
All-in-sustaining costs
US$1,047
per ounce
All-in-costs
556,000
ounces of
attributable gold production
US$54m
cash flow from
operating activities*
9 per cent
free cash flow
margin
JOHANNESBURG. 12 February 2015, Gold Fields Limited (NYSE & JSE: GFI)
today announced normalised earnings for the December 2014 quarter of US$17 million compared with US$23 million for the September 2014 quarter and
US$14 million for the December 2013 quarter. Net losses for the December
2014 quarter of US$26 million compared with net earnings of US$19 million for the September 2014 quarter and net losses of US$491 million for the December
2013 quarter.
A final dividend of 20 SA cents per share (gross) is payable on 9 March 2015, giving a total dividend for the year ended December 2014 of 40 SA cents per share (gross).
Over the past two years, Gold Fields has undergone a significant transformation that has positioned it to operate successfully in the current low gold price environment. This strategy continues to deliver sound results.
For the sixth consecutive quarter, the Group has generated positive cash flow from operating activities* with US$54 million generated in the December 2014 quarter, despite the 7 per cent lower average gold price during the quarter.
In 2014, the Group generated cash flow from operating activities of US$235 million despite the 10 per cent decrease in the gold price during the year. The robust international portfolio continues to perform well, underpinning the 2014 financial performance.
Unfortunately, South Deep remains challenging and the planned build-up for 2015 will not be achieved. However, we believe that 2014 was the low-point for the mine and expect consistent improvement through 2015 and beyond.
Highlights for the December 2014 quarter:
Zero fatalities;
Strong performance from the international operations, with Granny Smith and Cerro Corona being the standout performers;
A further improvement in the balance sheet, with an additional US$45 million net debt reduction. Net debt to EBITDA ratio now stands at 1.30;
A final dividend of 20 SA cents per share declared; and
A slower than expected build-up at South Deep with a renewed focus on reducing cash burn and moving closer to breakeven.
Highlights for fiscal 2014:
10 per cent increase in attributable production to 2.2 million ounces;
Million ounces produced by Australia;
12 per cent reduction in AIC to US$1,087/oz;
16 per cent reduction in net debt to US$1,453 million; and
Non-core asset disposals.
* Cash flow from operating activities less net capital expenditure and environmental payments for continuing operations
Statement by Nick Holland,
Chief Executive Officer of Gold Fields:

Gold Fields Q4 2014 Results I 2
South Deep – Focusing on getting the basics right
Gold production for the quarter increased by 16 per cent to 1,508kg (48,500oz), mainly as a result of the resumption of full production after the ground support programme was completed during the September quarter. However, production for the full year was severely impacted by this four-month remediation programme, reducing by 34 per cent to 6,237kg (200,500oz) in
2014.
A number of issues that arose during 2014 highlighted the numerous challenges facing the mine. These included the ground support remediation programme and a skills deficit in mechanised mining practices, as previously indicated. In view of these issues Gold Fields has decided to take a step back to get the basics right and set the foundation to unlock the long-term value inherent in the asset.
Management retains full confidence in the orebody and the world-class infrastructure in place to successfully exploit this orebody. Many of the challenges faced by the mine are related to the shortage of mechanised mining skills in South Africa and our competition with other players for these limited skills. We now have put in place a strong senior management team in South
Africa with South African mechanised mining experience, headed by Nico Muller as EVP for the South Africa Region. In addition, we have retained a small part of the Australian team brought in at the beginning of the 2014 to assist with ongoing training and skills transfer.
Key focus areas for South Deep are:
Upgrading skills of operators and associated maintenance crews in the trackless sections;
Improving fleet management;
Improving underground working conditions; and
Optimising the installation of support.
Unfortunately, there are no quick fixes and providing more equipment, capital and people on its own will not solve the challenges at the mine. The right sizing of the mine last year with a reduction in personnel and equipment thus remains an important building block for future sustainability and improvement. The South Deep project, with an estimated life of 70-years plus, is pioneering mechanised gold mining in South Africa on the scale not previously envisaged and hurdles can be expected;
setting it up for long-term sustainable delivery will require more time than we had originally anticipated.
Gold Fields will give the newly appointed team the time to get the basics right and determine the way forward for the mine. The knock-on effects of the stoppage last year will have a material impact on 2015 but we nonetheless forecast a 15 per cent increase in production to approximately 230,000oz this year. We expect the efforts of the new team to start to come through in
2016, when we forecast South Deep to move to a breakeven position, assuming current Rand gold prices.
Australia – Full benefits of the Yilgarn South deal shine through
The Australian region had another strong quarter, achieving a free cash flow margin of 20 per cent. Production for the quarter was 260,000oz (down 3 per cent), with AIC of A$1,089/oz (US$930/oz) (up 2 per cent). At St Ives, production increased by 5 per cent to 93,000oz mainly due to higher grade open pit material mined and processed. Production at Agnew/Lawlers was largely unchanged at 73,200oz. Darlot was negatively impacted by lower tonnes processed and lower grades mined, resulting in a 30 per cent reduction in gold produced to 15,500oz. At Granny Smith, gold production decreased by 8 per cent to 78,500oz due to lower volumes mined and processed as well as lower grades.
Calendar 2014 was the first full year of the inclusion of the Yilgarn South assets (acquired from Barrick Gold in October 2013), with the region achieving 1,031,000oz, at an AIC of A$1,124/oz (US$1,015/oz). Granny Smith was the star performer in the region, producing 315,200oz at an AIC of A$896/oz (US$809/oz). On the other hand, St Ives was negatively impacted by the closure of the Argo mine and a lower underground head-grade, which resulted in production decreasing by 10 per cent to
361,700oz. Darlot remains in a challenging position, but achieved its targets for the year. Agnew/Lawlers performed well for the year with 270,700oz at an AIC of A$1,096/oz (US$990/oz).
During 2015, there will be a further increase in exploration spending at the Australian operations, with particular focus at St Ives.
In addition to exploration activities aimed at extending the mine’s Mineral Reserves and Resources with a focus on the
Invincible, Invincible South and Incredible areas, greenfields exploration outside these possible extensions will also be increased. The main target areas include the Eastern Corridor, SW Dome, Speedway Corridor and Kambalda West. We
expect to spend approximately A$80 million on brownfields exploration across the region in 2015, compared with A$62 million in
2014.
On 12 December 2014, we advised the market that, together with another major resources company, we had filed an appeal in respect of aspects of the decision of the Federal Court handed down in the Ngadju native title matter. It is anticipated that the appeal will take place later in the year.
South America – Consistent performance
Cerro Corona continues to be the jewel in the crown, with equivalent gold production stable at 84,600oz for the quarter, in line with the previous quarter. AIC per ounce of gold increased from US$245 per ounce to US$468 per ounce mainly due to higher net operating cost. AIC per equivalent ounce decreased from US$718/oz to US$682/oz, due to the increase in equivalent ounces sold. The mine achieved a free cash flow margin of 32 per cent in the quarter and 37 per cent for the full year. For the full year, gold equivalent production increased by 3 per cent to 326,600oz, at an AIC of US$316/oz or US$702/oz when expressed on an equivalent ounce basis.

Gold Fields Q4 2014 Results I 3
Favourable results from early exploration work at Salares Norte in Chile during 2014 have warranted additional drilling in 2015.
The approved exploration budget for 2015 is US$24 million.
West Africa – Turnaround at Damang sustained through 2014
Production and AIC from the West African region were similar to the September 2014 quarter at 180,900oz and US$1,126/oz, respectively. The success of the turnaround at Damang is evidenced by the December quarter results, with production increasing 12 per cent to 47,800oz, mainly due to higher tonnes processed. Consequently, AIC decreased by 13 per cent to
US$1,082/oz. At Tarkwa, gold production decreased by 4 per cent to 133,100oz, due to lower ounces from the heap leach operations and a lower yield. AIC increased by 4 per cent to US$1,142/oz as a result of the lower output and higher capital expenditure, partially offset by the lower operating costs.
For the year, total managed production from the region decreased by 6 per cent to 736,000oz. Production from Damang improved by 16 per cent to 177,800oz in 2014 mainly due to the implementation of the recovery plan and a higher head grade mined, in line with improved mining discipline. At Tarkwa, production decreased by 12 per cent to 558,300oz primarily as a result of the closure of the heap leach facilities.
Further improvement in the balance sheet
Net debt decreased from US$1,498 million at the end of September 2014 to US$1,453 million at the end of December 2014, which resulted in a lower net debt to EBITDA ratio of 1.30. The further US$45 million reduction in the quarter, takes total net debt reduction over the year to US$282 million. An additional encouraging indicator is that the net debt as a percentage of enterprise value** decreased to 29 per cent at the end of December 2014, compared with 41 per cent at the end of December
2013.
Effect of oil prices on All-in Costs (AIC)
For Gold Fields, the impact of the lower oil price is not as meaningful as would be expected (especially in the short-term). This is because in Ghana and Peru fuel price stability strategies are followed by Government and short term variations in prices are not always passed onto consumers and industry. The Australian operations entered into a hedge at a base price of US$99.10 per barrel of Brent crude on 10 September 2014. On 26 November 2014, an additional hedge at a base price of US$78.45 per barrel of Brent crude was entered into. This resulted in 100 per cent of diesel requirements for the March 2015 quarter and 75 per cent of diesel requirements for the remaining 9 months (April to December) 2015 for Australia being hedged. All other things being equal – i.e. assuming no fuel price stabilisation strategy and no hedges – the impact of a decrease of US$10 per barrel of
Brent crude on AIC is a reduction of US$18/oz for Ghana, A$6/oz (US$5/oz) for Australia and US$7/oz for Peru.
Power
In South Africa, South Deep has elected to be on a load curtailment schedule, and will not be subjected to load shedding. Under
Eskom Stage 1 and 2 emergencies, the mine is required to reduce its load by 10 per cent for the duration of the emergency.
Thus far, South Deep has only been subject to Stage 1 and 2 emergencies. We expect minimal impact on production due to the excess hoisting and plant capacity at the mine. In the event of moving to a Stage 3 emergency, the mine would have to reduce its load by 20 per cent for the duration of the emergency.
The Ghanaian mines have been affected by load shedding of up to 25 per cent. These disruptions have been accommodated through the use of standby Gensets.
2015 guidance
Attributable equivalent gold production for the Group for 2015 is forecast at around 2.2 million ounces. All-in sustaining costs are forecast at US$1,055/oz and total all-in cost at US$1,075/oz. Capital expenditure for the year has been set at US$660 million. It is weighted to the first half of the year, which will have a resultant impact on AIC. Notwithstanding continuous inflation in labour and power costs, which make up approximately 60 per cent of the Group’s costs, the 2015 guidance for AISC at
US$1,055/oz and AIC at US$1,075/oz is forecast to be lower than that achieved in 2014. The exchange rate assumptions for guidance were US$1=R11.50 and A$1=US$0.80.
** Enterprise value is defined as market capitalisation plus net debt
Stock data
NYSE – (GFI)
Number of shares in issue Range – Quarter US$3.15 – US$4.55
– at end December 2014 771,416,491 Average Volume – Quarter 5,844,217 shares/day
– average for the quarter 770,519,087
JSE Limited – (GFI)
Free Float 100 per cent
ADR Ratio 1:1 Range – Quarter ZAR35.99 – ZAR52.93
Bloomberg/Reuters GFISJ/GFLJ.J Average Volume – Quarter 2,360,551 shares/day

Gold Fields Q4 2014 Results I 4
Certain forward looking statements
Key Statistics*
UNITED STATES DOLLARS
Quarter Year
ended
December
2014
September
2014
December
2013
December
2014
December
2013
Gold produced oz (000)
556
559 598
2,219
2,022
Tonnes milled/treated 000
8,286
8,246 10,080
33,513
38,255
Revenue $/oz
1,179
1,265
1,265
1,249
1,386
Operating costs $/tonne
49
51 48
50
44
Operating profit $m
303
285
312
1,191
1,240
All-in sustaining costs
#
$/oz
1,023
1,074 1,054
1,053
1,202
Total all-in cost
#
$/oz
1,047
1,096
1,095
1,087
1,312
Net (loss)/earnings $m
(26)
19
(491)
13
(584)
Net (loss)/earnings US c.p.s.
(3)
3
(66)
2
(79)
Headline (loss)/earnings $m
(10)
14
(23)
27
(71)
Headline (loss)/earnings US c.p.s.
(1)
2
(3)
4
(10)
Normalised earnings $m
17
23
14
85
58
Normalised earnings US c.p.s.
2
3
2
11
8
* All of the key statistics are managed figures from continuing operations, except for gold produced which is attributable equivalent production from continuing operations.
#
As per the new World Gold Council Standard issued on 27 June 2013. Refer to page 26 and 27.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (99.5 per cent).
Gold produced (and sales) throughout this report includes copper gold equivalents of approximately 8 per cent of Group production.
Figures may not add as they are rounded independently.
Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US
Securities Exchange Act of 1934. Such forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold
Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
• overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
• the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
• the ability to achieve anticipated cost savings at existing operations;
• the success of exploration and development activities;
• decreases in the market price of gold or copper;
• the occurrence of hazards associated with underground and surface gold mining;
• the occurrence of work stoppages related to health and safety incidents;
• fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;
• the occurrence of labour disruptions and industrial actions;
• the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields’ facilities and Gold Fields’ overall cost of funding; • the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration projects or other initiatives;
• changes in relevant government regulations, particularly environmental, tax, health and safety, regulations and potential new legislation affecting mining and mineral rights; and • political instability in South Africa, Ghana, Peru or regionally in Africa or South America.
Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.
Results for the Group
Safety
The Group’s fatality injury frequency rate for the December
quarter is zero. The rate for the year is 0.06. The total
recordable injury frequency rate (TRIFR)
1
for the Group for
the December quarter was 4.90 compared with 3.09^ in the
September quarter. This significant increase in TRIFR was
as a result of ten South Deep employees being treated for
overexposure to diesel fumes. This related to the failure of a diesel column clamp which has since been remediated. The
rate for 2014 was 4.04.
1
Total Recordable Injury Frequency rate (TRIFR) Group safety metric was introduced in the December quarter. (TRIFR) = (Fatalities + Lost Time Injuries2 + Restricted Work Injuries3 + Medically Treated Injuries
4)x 1,000,000/number of man-hours worked
.
2
A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury. The employee or contractor is unable to perform any functions.
3
A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his duties.
4
A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the re-treatment.
^
TRIFR for the September quarter was restated due to a reclassification of injuries.
Quarter ended 31 December 2014 compared with
quarter ended 30 September 2014
Revenue
Attributable equivalent gold production decreased marginally from 559,000 ounces in the September quarter to 556,000
ounces in the December quarter. This decrease was mainly
due to lower production at Granny Smith, Darlot and Tarkwa,
partially offset by higher production at South Deep, Damang
and St Ives.
Gold production at South Deep in South Africa, increased by
16 per cent from 1,298 kilograms (41,700 ounces) to 1,508
kilograms (48,500 ounces) as a result of regaining
momentum after completion of the ground support
programme during the September quarter.
Attributable gold production at the West African operations
decreased marginally from 163,800 ounces in the September
quarter to 162,800 ounces in the December quarter.
Attributable equivalent gold production at Cerro Corona in
Peru was similar at 84,100 ounces. Gold production at the
Australian operations decreased by 3 per cent from 268,800

Gold Fields Q4 2014 Results I 5
ounces in the September quarter to 260,200 ounces in the
December quarter mainly due to lower production at Granny
Smith and Darlot, partially offset by higher production at St
Ives and Agnew/Lawlers.
At the South Africa region, production at South Deep
increased by 16 per cent from 1,298 kilograms (41,700
ounces) in the September quarter to 1,508 kilograms (48,500
ounces) in the December quarter mainly as a result of
regaining momentum after completion of the ground support
programme during the September quarter.
At the West Africa region, managed gold production at
Tarkwa decreased by 4 per cent from 139,200 ounces in the
September quarter to 133,100 ounces in the December
quarter due to lower ounces from the heap leach operations
as well as lower yield. At Damang, managed gold production
increased by 12 per cent from 42,800 ounces in the
September quarter to 47,800 ounces in the December quarter
mainly due to higher tonnes processed.
At the South America region, total managed gold equivalent
production at Cerro Corona was similar at 84,600 ounces.
At the Australia region, St Ives’ gold production increased by
5 per cent from 88,700 ounces in the September quarter to
93,000 ounces in the December quarter mainly due to higher
grade open pit material mined and processed. At
Agnew/Lawlers, gold production increased by 1 per cent from
72,200 ounces in the September quarter to 73,200 ounces in
the December quarter mainly due to an increase in tonnes
processed. At Darlot, gold production decreased by 30 per
cent from 22,300 ounces in the September quarter to 15,500
ounces in the December quarter mainly due to lower tonnes
processed and lower grades mined. At Granny Smith, gold
production decreased by 8 per cent from 85,600 ounces in
the September quarter to 78,500 ounces in the December
quarter due to lower volumes mined and processed as well
as lower grades.
The average quarterly US dollar gold price achieved by the
Group decreased by 7 per cent from US$1,265 per equivalent
ounce in the September quarter to US$1,179 per equivalent
ounce in the December quarter. The average rand gold price
decreased by 2 per cent from R441,520 per kilogram to
R432,290 per kilogram. The average US dollar gold price for
the Ghanaian operations decreased by 6 per cent from
US$1,281 per ounce in the September quarter to US$1,203
per ounce in the December quarter. The average US dollar
gold price, net of treatment and refining charges, for Cerro
Corona decreased by 7 per cent from US$1,119 per
equivalent ounce in the September quarter to US$1,046 per
equivalent ounce in the December quarter. The average
Australian dollar gold price increased by 3 per cent from
A$1,381 per ounce to A$1,417 per ounce. The average US
dollar/Rand exchange rate weakened by 4 per cent from
R10.71 in the September quarter to R11.18 in the December
quarter. The average Australian/US dollar exchange rate
weakened by 8 per cent from A$1.00 = US$0.93 to A$1.00 =
US$0.86.
Revenue increased by 1 per cent from US$699 million in the
September quarter to US$708 million in the December
quarter due to higher gold sold, partially offset by the lower gold price achieved. Equivalent gold sold increased by 9 per cent from 552,800 ounces in the September quarter to
600,500 ounces in the December quarter. This was due to
50,600 additional equivalent ounces sold at Cerro Corona in
the December quarter compared with the September quarter,
as a result of delays in the shipping schedule at the Salaverry port in Peru in the September quarter.
Operating costs
Net operating costs decreased by 2 per cent from US$414
million in the September quarter to US$405 million in the
December quarter.
At the South Africa region, net operating costs at South Deep decreased by 3 per cent from R637 million (US$59 million) in the September quarter to R618 million (US$55 million) in the
December quarter. This was mainly due to good cost control.
At the West Africa region, net operating costs decreased by 6 per cent from US$145 million in the September quarter to
US$136 million in the December quarter. This decrease in
net operating costs was mainly due to the lower operational
tonnes mined and treated at Tarkwa.
At the South America region, net operating costs at Cerro
Corona increased by 111 per cent from US$27 million in the
September quarter to US$57 million in the December quarter
mainly due to a US$13 million drawdown of concentrate at
the end of the December quarter compared with a US$10
million build-up at the end of the September quarter. The
build-up of concentrate inventory at the end of the September quarter was due to delays in the shipping schedule at the
Salaverry port.
At the Australia region, net operating costs decreased by 7
per cent from A$198 million (US$184 million) in the
September quarter to A$184 million (US$157 million) in the
December quarter mainly due to a build-up of gold-in-process at St Ives, partially offset by a drawdown at Agnew/Lawlers.
Operating profit
Operating profit for the Group increased by 6 per cent from
US$285 million in the September quarter to US$303 million in the December quarter due to the increase in revenue and the
lower net operating costs.
Amortisation
Amortisation for the Group increased by 14 per cent from
US$151 million in the September quarter to US$172 million in the December quarter. This was mainly at St Ives due to
increased production and higher amortisation rates at the
open pits.
Other
Net interest paid for the Group was similar at US$20 million.
Interest paid of US$27 million was partially offset by interest received of US$1 million and interest capitalised of US$6
million in the December quarter. This compared with interest paid of US$26 million, partially offset by interest received of
US$1 million and interest capitalised of US$6 million in the
September quarter.
The share of equity accounted earnings after taxation for the
Group of US$1 million in the December quarter compared
with a loss of US$1 million in the September quarter. This
mainly related to the ongoing study and evaluation costs of
US$1 million at the Far Southeast project (FSE), offset by a

Gold Fields Q4 2014 Results I 6
profit of US$2 million on the share of results of the Group’s interest in Bezant Resources PLC.
The gain on foreign exchange of US$1 million in the
December quarter compared with US$6 million in the
September quarter. These gains on foreign exchange related
to the conversion of offshore cash holdings into their
functional currencies.
The loss on financial instruments of US$11 million in the
December quarter compared with US$nil in the September
quarter and related to the diesel hedges that the Australian operations entered into on 10 September 2014 and 26
November 2014.
Share-based payments for the Group decreased from US$6
million in the September quarter to US$4 million in the
December quarter due to a higher forfeiture adjustment in the
December quarter. Long-term employee benefits decreased
from US$3 million in the September quarter to US$2 million in the December quarter and related to the long-term incentive
scheme introduced this year. The lower benefits were due to
fair value adjustments. Together, the two schemes
decreased from US$9 million to US$6 million.
Other costs for the Group increased from US$10 million in the
September quarter to US$16 million in the December quarter,
mainly due to increased investment in social development in
Cerro Corona.
Exploration and project costs
Exploration and project costs increased from US$8 million in the September quarter to US$12 million in the September
quarter mainly due to higher expenditure at Salares Norte.
Non-recurring items
Non-recurring expenses increased from US$12 million in the
September quarter to US$50 million in the December quarter.
The non-recurring expenses in the December quarter
included:
An increase in rehabilitation costs in respect of previously retired assets due to an update of estimates of A$11
million (US$10 million) at Agnew and A$11 million (US$10
million) at St Ives;
Scrapping of redundant trackless equipment at South
Deep (R91 million/US$8 million);
Impairment of various investments of US$11 million
including: Rand Refinery loan (US$3 million/R32 million),
Rand Refinery investment (US$1 million/R13 million),
APP (US$3 million), Bezant (US$2 million) and Aurigin
(US$2 million);
Retrenchment costs across the Group of US$6 million
including US$2 million at South Deep and US$3 million at
Tarkwa and Damang;
Scrapping of assets at Agnew (A$3 million/US$3 million)
and St Ives (A$1 million/US$1 million); and
Loss on sale of an excavator at Tarkwa (US$3 million).
This was partially offset by the profit on the sale of Robust
Resources of US$2 million.
The non-recurring expenses in the September quarter
included retrenchment costs of US$16 million and other
sundry items of US$1 million, partially offset by the profit on the sale of Chucapaca of US$5 million. The retrenchment
costs were incurred mainly at South Deep (R122 million
(US$11 million)) and St Ives (A$2 million (US$3 million)),
where 539 and 59 employees, respectively, took voluntary
separation packages during the September quarter.
Royalties
Government royalties for the Group were similar at US$21
million.
Taxation
The taxation charge for the Group of US$22 million in the
December quarter compared with US$38 million in the
September quarter. The decrease in the December quarter
was mainly due to a deferred tax credit as a result of the
appreciation of the Peruvian Nuevo Sol against the US dollar over the December quarter.
Earnings
Net loss attributable to owners of the parent of US$26 million or US$0.03 per share in the December quarter compared
with a net profit of US$19 million or US$0.03 per share in the
September quarter.
Headline losses of US$10 million or US$0.01 per share in the
December quarter compared with headline earnings of
US$14 million or US$0.02 per share in the September
quarter.
Normalised earnings of US$17 million or US$0.02 per share
in the December quarter compared with US$23 million or
US$0.03 per share in the September quarter
Cash flow
Cash inflow from operating activities of US$225 million in the
December quarter compared with US$206 million in the
September quarter, mainly due to a bigger release of working capital in the December quarter.
Cash outflow from investing activities increased from US$62
million in the September quarter to US$169 million in the
December quarter. This was mainly due to an increase in
capital expenditure from US$144 million in the September
quarter to US$170 million in the December quarter. The
September quarter included proceeds from the disposal of
Chucapaca of US$81 million.
Cash inflow from operating activities less net capital
expenditure and environmental payments amounted to
US$54 million in the December quarter compared with US$63
million in the September quarter. The US$54 million in the
December quarter comprised: US$83 million generated by
the eight mining operations, less US$20 million of interest
paid (this excludes any interest paid by the mines), US$7
million for exploration (this excludes any mine based
brownfields exploration which is included in the US$83 million above) and US$2 million on non-mine based costs. The
US$63 million in the September quarter comprised: US$91
million generated by the eight mining operations, less US$22 million of interest paid (this excludes any interest paid by the mines), US$6 million for exploration (this excludes any mine based brownfields exploration which is included in the US$91 million above) and US$nil on non-mine based costs.

Gold Fields Q4 2014 Results I 7
In the South Africa region at South Deep, capital expenditure increased from R191 million (US$18 million) in the
September quarter to R328 million (US$30 million) in the
December quarter. The majority of this expenditure was on
high density accommodation upgrades, new fleet purchases
and development and infrastructure costs required in the
build-up to full production.
At the West Africa region, capital expenditure increased from
US$45 million to US$53 million. Tarkwa increased from
US$42 million to US$52 million with expenditure mainly
incurred on pre-stripping, mining fleet, the tailings storage facility and CIL optimisation project. Capital expenditure at
Damang decreased from US$3 million to US$2 million with
the majority of the expenditure on the tailings storage facility.
In the South America region at Cerro Corona, capital
expenditure was similar at US$12 million. The majority of the expenditure was on an additional raise of the tailings storage facility.
At the Australia region, capital expenditure increased from
A$75 million (US$69 million) in the September quarter to
A$86 million (US$74 million) in the December quarter. At St
Ives, capital expenditure decreased from A$29 million
(US$27 million) in the September quarter to A$28 million
(US$24 million) in the December quarter, with expenditure
mainly on additional exploration and development and
dewatering of Invincible open pit. At Agnew/Lawlers, capital expenditure increased from A$21 million (US$19 million) to
A$27 million (US$23 million) mainly due to additional
exploration at both the New Holland and Waroonga
complexes and development toward the Fitzroy, Bengal and
Hastings ore bodies. At Darlot, capital expenditure
decreased from A$5 million (US$5 million) to A$4 million
(US$3 million) and at Granny Smith, capital expenditure
increased from A$19 million (US$18 million) in the September quarter to A$27 million (US$24 million) in the December
quarter. The increased capital expenditure at Granny Smith
included a new gravity circuit, a replacement underground
loader and pumping infrastructure for the underground mine.
Net cash outflow from financing activities of US$28 million in the December quarter compared with US$27 million in the
September quarter and related to net loans raised and paid.
The outflow in the December quarter related to net
repayments on rand borrowings loans of R547 million (US$51
million), partially offset by an inflow of offshore dollar loans of
US$23 million.
The net cash inflow for the Group of US$28 million in the
December quarter compared with an inflow US$103 million in
the September quarter. After accounting for a negative
translation adjustment of US$16 million on non-US dollar
cash balances, the cash inflow for the December quarter was
US$12 million. As a result, the cash balance increased from
US$446 million at the end of September to US$458 million at
the end of December.
All-in sustaining and total all-in cost
The World Gold Council has worked closely with its member
companies to develop definitions for “all-in sustaining costs”
and “total all-in cost”. These non-GAAP measures are
intended to provide further transparency into the costs
associated with producing and selling an ounce of gold. The
new standard was released by the World Gold Council on 27
June 2013. It is expected that these new metrics will be
helpful to investors, governments, local communities and
other stakeholders in understanding the economics of gold
mining. The “all-in sustaining costs” incorporate costs related to sustaining current production. The “total all-in cost”
includes additional costs which relate to the growth of the
Group.
Gold Fields adopted and implemented these metrics as from
the June 2013 quarter. All-in sustaining costs and total all-in cost are reported on a per ounce basis – refer to the detailed tables on page 26 to page 29 of this report.
The Group all-in sustaining costs decreased by 5 per cent
from US$1,074 per ounce in the September quarter to
US$1,023 per ounce in the December quarter mainly due to
the higher gold sold and higher by-product credits, partially offset by the higher sustaining capital expenditure and lower gold inventory credit to costs. Total all-in cost decreased by 4 per cent from US$1,096 per ounce in the September quarter
to US$1,047 per ounce in the December quarter for the same
reasons as all-in sustaining costs and lower exploration,
feasibility and evaluation costs, partially offset by the higher non-sustaining capital expenditure.
In the South Africa region, at South Deep, all-in sustaining costs per kilogram decreased by 4 per cent from R616,306
per kilogram (US$1,790 per ounce) to R589,565 per kilogram
(US$1,640 per ounce) due to the higher gold sold and lower
operating costs, partially offset by higher sustaining capital expenditure. The total all-in cost decreased by 2 per cent
from R658,383 per kilogram (US$1,912 per ounce) to
R642,948 per kilogram (US$1,789 per ounce) due to the
same reasons as for all-in sustaining costs partially offset by non-sustaining capital expenditure.
At the West Africa region, all-in sustaining costs and total all-
in cost per ounce decreased marginally from US$1,131 per
ounce in the September quarter to US$1,126 per ounce in the
December quarter mainly due to lower operating costs,
partially offset by higher capital expenditure and lower gold sold.
At the South America region, all-in sustaining costs and total all-in cost per ounce increased by 91 per cent from US$245
per ounce to US$468 per ounce. This was mainly due to
higher operating costs and an inventory charge to costs,
partially offset by an increase in by-product credits and higher gold sold. All-in sustaining costs and total all-in cost per equivalent ounce decreased by 5 per cent from US$718 per
equivalent ounce to US$682 per equivalent ounce.
At the Australia region, all-in sustaining costs and total all-in cost per ounce increased by 2 per cent from A$1,065 per
ounce (US$990 per ounce) in the September quarter to
A$1,089 per ounce (US$930 per ounce) in the December
quarter mainly due to higher capital expenditure and lower
gold sold, partially offset by the higher gold inventory credit and lower operating costs.
Free cash flow margin
The Group has shifted focus from principally ounces of gold
in production to cash generation, reflecting our new goal of a
Group 15 per cent free cash flow margin at a gold price of
US$1,300 per ounce. The free cash flow (FCF) margin is
revenue less cash outflow divided by revenue expressed as a
percentage.

Gold Fields Q4 2014 Results I 8
The FCF for the Group for the December quarter is calculated as follows:
December 2014
US$’m
US$/oz
Revenue*
657.7
1,208
Less: Cash outflow
(601.4)
1,105
AIC
(570.2)
1,047
Adjusted for
Share-based payments (as non-
cash)
3.7
7
Long-term employee benefits
1.9
3
Exploration, feasibility and
evaluation costs outside of existing
operations
4.5
8
Tax paid (excluding royalties)
(41.3)
76
Free cash flow**
56.3
103
FCF margin
9%
Gold sold only – 000’ounces
544.5
* Revenue from income statement at US$708.0 million less revenue from by-products in
AIC at US$50.4 million equals US$657.7 million.
** Free cash flow does not agree with cash flows from operating activities in the statement of cash flows on page 23 mainly due to working capital adjustments and non-recurring items included in statement of cash flows.
The Group achieved a FCF margin of 9 per cent in the
December quarter at a gold price of US$1,179 per ounce
compared with 12 per cent in the September quarter at a gold price of US$1,265 per ounce.
The lower FCF margin in the December quarter was mainly
due to the lower gold price and higher tax paid.
Balance sheet
Net debt (long-term loans plus the current portion of long-
term loans less cash and deposits) decreased from US$1,498
million at the end of September to US$1,453 million at the
end of December, a US$45 million decrease.
Net debt/EBITDA
The net debt/EBITDA ratio at the end of the December
quarter was 1.30 calculated on the actual results for the 2014 financial year.
Net debt as percentage of enterprise value*
31 December 2014
Based on the share price of US$4.53 as at 31 December
2014, the market capitalisation of Gold Fields Limited was
US$3.51 billion. Net debt was US$1.45 billion resulting in an enterprise value of US$4.96 billion. Net debt as a percentage of enterprise value was 29 per cent.
31 December 2013
Based on the share price of US$3.20 as at 31 December
2013, the market capitalisation was US$2.47 billion. Net debt was US$1.74 billion resulting in enterprise value of US$4.21 billion. Net debt as a percentage of enterprise value was 41 per cent.
* Enterprise value is defined as market capitalisation plus net debt.
South Africa region
South Deep project
Dec
2014
Sept
2014
Gold produced - 000’oz
48.5
41.7
- kg
1,508
1,298
Yield
–
underground reef - g/t
4.86
5.52
All-in sustaining costs - R/kg
589,565
616,306
- US$/oz
1,640
1,790
Total all-in cost - R/kg
642,948
658,383
- US$/oz
1,789
1,912
Gold production increased by 16 per cent from 1,298
kilograms (41,700 ounces) in the September quarter to 1,508
kilograms (48,500 ounces) in the December quarter. This
was mainly as a result of regaining momentum after the
ground support programme was completed during the
September quarter.
The implementation of fit for purpose mechanised mining
processes is ongoing. Most of the major repairs on
equipment have been completed and the majority of the
equipment is back in production. Receipt of new fleet has
started with delivery of all ordered equipment scheduled to be completed during the March 2015 quarter. Equipment that
has been delivered is being deployed as scheduled and the
remaining equipment will be deployed as it arrives on the mine.
Total tonnes milled increased by 60 per cent from 247,000 tonnes in the September quarter to 394,000 tonnes in the December quarter. Total tonnes milled included 28,000 tonnes of underground waste mining and 57,000 tonnes of surface tailings material. The treatment of the surface material was necessitated to sustain the backfill requirement as the mine has started to fill historical open stopes in addition to normal mining requirements. Underground reef yield decreased by 12 per cent from 5.52 grams per tonne to 4.86 grams per tonne. This was due to mining of lower grade areas as a result of geological structure intersections in 3W and South, mining of which was completed subsequent to quarter end. In addition, lower grade ramping to connect mining areas on various elevations as part of the long term strategy to improve flexibility and tonnage handling was prioritised during the December quarter. The plant recovery factor consequently regressed from 97.0 per cent to 95.7 per cent. Development increased by 22 per cent from 1,110 metres in the September quarter to 1,358 metres in the December quarter mainly due to the completion of the secondary support programme. No new mine capital development (phase one, sub 95 level) was done during the December quarter. Vertical development decreased from 20 metres in the September quarter to 3 metres in the December quarter. Development in the current mine areas above 95 level increased from 1,090 metres to 1,355 metres. Destress mining increased from 3,392 square metres in the September quarter to 10,700 square metres in the December quarter due to the opening up of the mining areas after completion of the secondary support programme.
During the December quarter, the current mine (95 level and
above) contributed 71 per cent of the ore tonnes and the new mine (below 95 level) contributed 29 per cent. The long-hole

Gold Fields Q4 2014 Results I 9
stoping method accounted for 25 per cent of total ore tonnes mined.
Operating costs decreased by 3 per cent from R637 million
(US$59 million) in the September quarter to R618 million
(US$55 million) in the December quarter. This was mainly
due to cost optimisation initiatives. Labour costs were lower due to a voluntary separation process which was completed
in the September quarter. The downsizing of the fleet
resulted in the realisation of lower maintenance, consumables and contractor costs.
Operating profit of R37 million (US$3 million) in the
December quarter compared with an operating loss of R63
million (US$6 million) in the September quarter. This was
mainly due to the higher gold sales and lower operating
costs.
Capital expenditure increased from R191 million (US$18
million) to R328 million (US$30 million) mainly due to the
delivery of mining fleet in the December quarter.
All-in sustaining costs decreased from R616,306 per kilogram
(US$1,790 per ounce) in the September quarter to R589,565
per kilogram (US$1,640 per ounce) in the December quarter
due to the higher gold sold and lower operating costs,
partially offset by the higher sustaining capital expenditure.
Total all-in cost decreased from R658,383 per kilogram
(US$1,912 per ounce) in the September quarter to R642,948
per kilogram (US$1,789 per ounce) in the December quarter.
This was due to the same reasons as for all-in sustaining
costs, partially offset by the higher non-sustaining capital expenditure.
Sustaining capital expenditure increased from R137 million
(US$13 million) in the September quarter to R250 million
(US$22 million) in the December quarter and non-sustaining
capital expenditure increased from R54 million (US$5 million)
to R78 million (US$7 million).
Guidance
The estimate for calendar 2015 is as follows:
Gold produced ~ 7,100 kilograms (228,000 ounces)
All-in sustaining costs ~ R520,000 per kilogram
(US$1,400 per ounce)
Total all-in cost ~ R545,000 per kilogram (US$1,470 per
ounce)
West Africa region
Ghana
Tarkwa
Dec
2014
Sept
2014
Gold produced
- 000’oz
133.1
139.2
Yield
–
heap leach*
- g/t
-
-
–
CIL plant
- g/t
1.20
1.22
–
combined
- g/t
1.20
1.22
All-in sustaining costs
- US$/oz
1,142
1,096
Total all-in cost
- US$/oz
1,142
1,096
* Heap leach produced 2,500 ounces in the December quarter (5,500 ounces in the
September quarter), rinsed from inventory.
Gold production decreased by 4 per cent from 139,200
ounces in the September quarter to 133,100 ounces in the
December quarter due to lower ounces from the heap leach
operations as well as lower yield.
Total tonnes mined, including capital stripping, increased
from 19.8 million tonnes in the September quarter to 22.2
million tonnes in the December quarter mainly due to
improved availability of drill rigs. Drill performance improved significantly in the December quarter due to the
implementation of business improvement initiatives. Ore
tonnes mined decreased from 3.5 million tonnes to 3.0 million tonnes. Operational waste tonnes mined decreased from 9.5
million tonnes to 7.6 million tonnes and capital waste tonnes mined increased from 6.8 million tonnes to 11.6 million
tonnes. Head grade mined decreased from 1.33 grams per
tonne to 1.31 grams per tonne. The strip ratio increased from
4.6 to 6.3.
The CIL plant throughput decreased marginally from 3.40
million tonnes in the September quarter to 3.38 million tonnes in the December quarter following the regulated power load
shedding. Realised yield from the CIL plant decreased from
1.22 grams per tonne to 1.20 grams per tonne due to lower
head grades delivered. The CIL plant production decreased
from 133,700 ounces in the September quarter to 130,600
ounces in the December quarter due to decreased throughput
and head grade.
The North heap leach section was discontinued in the March
quarter with 192,000 tonnes stacked in that quarter. Gold
production from heap leach operations decreased from 5,500
ounces being rinsed in the September quarter to 2,500
ounces being rinsed in the December quarter.
Net operating costs, including gold-in-process movements,
decreased from US$97 million in the September quarter to
US$89 million in the December quarter due to lower
operational tonnes mined and treated.
Operating profit decreased from US$82 million in the
September quarter to US$71 million in the December quarter
as a result of the lower gold sold and the lower gold price, partially offset by the lower net operating costs.
Capital expenditure increased from US$42 million to US$52
million with the majority of expenditure on pre-stripping,
mining fleet, the tailings storage facility and CIL optimisation project.
All-in sustaining costs and total all-in cost per ounce
increased from US$1,096 per ounce in the September
quarter to US$1,142 per ounce in the December quarter due
to the lower gold sold and higher capital expenditure, partially offset by the lower operating costs.
Guidance
The estimate for calendar 2015 is as follows:
Gold produced ~ 580,000 ounces
All-in sustaining costs ~ US$1,040 per ounce
Total all-in cost ~ US$1,040 per ounce

Gold Fields Q4 2014 Results I 10
Damang
Dec
2014
Sept
2014
Gold produced
- 000’oz
47.8
42.8
Yield -
g/t
1.38
1.42
All-in sustaining costs
- US$/oz
1,082
1,245
Total all-in cost
- US$/oz
1,082
1,245
Gold production increased by 12 per cent from 42,800
ounces in the September quarter to 47,800 ounces in the
December quarter mainly due to higher tonnes processed.
Total tonnes mined, including capital stripping, increased
from 4.5 million tonnes in the September quarter to 4.7 million tonnes in the December quarter.
Ore tonnes mined decreased from 1.0 million tonnes to 0.9
million tonnes. Operational waste tonnes mined increased
from 3.5 million tonnes in the September quarter to 3.8 million tonnes in the December quarter due to the introduction of an additional excavator to maintain production flexibility in the quarter. Head grade mined increased from 1.36 grams per
tonne to 1.43 grams per tonne. The strip ratio increased from
3.5 to 4.1.
Yield decreased from 1.42 grams per tonne to 1.38 grams per
tonne due to lower grades processed in the December
quarter.
Tonnes processed increased from 0.94 million tonnes in the
September quarter to 1.08 million tonnes in the December
quarter due to an increase in plant utilisation from 85 per cent in the September quarter to 92 per cent in the December
quarter.
Net operating costs, including gold-in-process movements,
was similar at US$47 million due to efficient cost control in the December quarter.
Operating profit increased from US$7 million in the
September quarter to US$11 million in the December quarter
due to the higher gold sold.
Capital expenditure decreased from US$3 million to US$2
million due to timing of expenditure with the majority spent on resource drilling at the Huni and Juno pits and the purchase of an Oxygen plant with the aim of improving metallurgical
recoveries and reducing the usage of hydrogen peroxide,
which is expected to reduce processing costs per tonne.
All-in sustaining costs and total all-in cost per ounce
decreased from US$1,245 per ounce in the September
quarter to US$1,082 per ounce in the December quarter due
to the higher gold sold and lower capital expenditure.
Guidance
The estimate for calendar 2015 is as follows:
Gold produced ~ 180,000 ounces
All-in sustaining costs ~ US$1,220 per ounce
Total all-in cost ~ US$1,220 per ounce
South America region
Peru
Cerro Corona
Dec
2014
Sept
2014
Gold produced
- 000’oz
41.2
39.9
Copper produced
- tonnes
7,866
8,233
Total equivalent gold produced - 000’ eqoz
84.6
84.7
Total equivalent gold sold
- 000’ eqoz
110.9
60.3
Yield
–
gold
- g/t
0.80
0.77
–
copper
- per cent
0.49
0.51
–
combined
- g/t
1.58
1.56
All-in sustaining costs
- US$/oz
468
245
Total all-in cost
- US$/oz
468
245
AISC per equivalent ounce*
- US$/oz
682
718
AIC per equivalent ounce*
- US$/oz
682
718
Gold price**
- US$/oz
1,204
1,291
Copper price**
- US$/t
6,654
7,009
* Refer to page 26 and 28 for calculations.
** Average daily spot price for the period used to calculate total equivalent gold ounces produced.
Gold production increased by 3 per cent from 39,900 ounces
in the September quarter to 41,200 ounces in the December
quarter. Copper production decreased by 4 per cent from
8,233 tonnes to 7,866 tonnes. Equivalent gold production
was similar at 84,600 ounces. Gold head grade was similar
at 1.13 grams per tonne while copper head grade decreased
from 0.59 per cent to 0.57 per cent. The decrease in copper
grade in the December quarter was due to sequencing. Gold
recoveries increased from 67.9 per cent to 71.1 per cent and copper recoveries were similar at 86.6 per cent.
In the December quarter, concentrate with a payable content
of 54,881 ounces of gold was sold at an average price of
US$1,289 per ounce and 10,125 tonnes of copper was sold
at an average price of US$5,785 per tonne, net of treatment
and refining charges. This compared with 27,346 ounces of
gold that was sold at an average price of US$1,289 per
ounce and 6,045 tonnes of copper that was sold at an
average price of US$6,190 per tonne, net of treatment and
refining charges in the September quarter. Total equivalent
gold sales increased by 84 per cent from 60,300 ounces in
the September quarter to 110,900 ounces in the December
quarter mainly due to delays in the shipping of concentrate in the September quarter resulting from adverse weather
conditions. The concentrate was subsequently shipped in
December quarter.
Tonnes mined decreased by 19 per cent from 3.64 million
tonnes in the September quarter to 2.96 million tonnes in the
December quarter resulting from lower waste mined in order
to increase rockfill mined for tailing dam construction. Ore mined decreased from 1.85 million tonnes to 1.62 million
tonnes. The strip ratio decreased from 0.97 to 0.83 due to
lower waste mined.
Ore processed decreased by 2 per cent from 1.69 million
tonnes in the September quarter to 1.66 million tonnes in the
December quarter mainly due to a decrease in plant
throughput from 809 tonnes per hour in the September
quarter to 795 tonnes per hour in the December quarter as a
result of harder material treated. Gold yield increased from
0.77 grams per tonne to 0.80 grams per tonne and copper
yield decreased from 0.51 per cent to 0.49 per cent.

Gold Fields Q4 2014 Results I 11
Net operating costs, including gold-in-process movements,
increased from US$27 million in the September quarter to
US$57 million in the December quarter. The higher cost was
mainly due to a concentrate inventory charge to cost of
US$13 million in the December quarter compared with a
credit to cost of US$10 million in the September quarter
resulting from a pending shipment.
Operating profit increased from US$41 million in the
September quarter to US$59 million in the December quarter
mainly due to higher gold/copper sold, partially offset by
higher net operating costs.
Capital expenditure was similar at US$12 million with the
expenditure mainly on the tailings dam construction.
All-in sustaining costs and total all-in cost per ounce
increased from US$245 per ounce in the September quarter
to US$468 per ounce in the December quarter mainly due to
higher operating costs and a gold inventory charge to costs
partially offset by an increase in by-product credits and higher gold sold. All-in sustaining costs and total all-in costs per equivalent ounce decreased from US$718 per equivalent
ounce to US$682 per equivalent ounce mainly due to higher
equivalent gold sold.
Guidance
The estimate for calendar 2015 is as follows:
Gold equivalents produced ~ 280,000 ounces
Copper tonnes produced ~ 28,000 tonnes
All-in sustaining costs ~ US$915 per equivalent ounce
Total all-in cost ~ US$915 per equivalent ounce
Copper price ~ US$2.60 per pound
Gold price ~ US$1,200 per ounce
Gold only produced ~ 147,000 ounces
All-in sustaining costs ~ US$800 per ounce
Total all-in cost ~ US$800 per ounce
Australia region
St Ives
Dec
2014
Sept
2014
Gold produced
- 000’oz
93.0
88.7
Yield
–
underground
- g/t
3.78
4.06
–
heap leach*
- g/t
-
-
–
surface
- g/t
2.08
1.01
–
combined
- g/t
2.91
2.31
All-in sustaining costs
- A$/oz
1,023
1,235
-
US$/oz
860
1,149
Total all-in cost
- A$/oz
1,023
1,235
-
US$/oz
860
1,149
* Heap leach produced 1,700 ounces, rinsed from inventory (2,700 ounces was rinsed in the
September quarter).
Gold production increased by 5 per cent from 88,700 ounces
in the September quarter to 93,000 ounces in the December
quarter.
At the underground operations, ore mined decreased by 9 per
cent from 508,000 tonnes in the September quarter to
464,000 tonnes in the December quarter as a result of
reduced tonnes from Cave Rocks operations. The average
grade of ore mined increased from 3.97 grams per tonne to
4.12 grams per tonne. The underground yield reduced due to
stockpile and gold-in-circuit movements quarter-on-quarter.
At the open pit operations, total ore tonnes mined increased by 113 per cent from 343,000 tonnes at 2.25 grams per tonne
mined in the September quarter to 730,000 tonnes at 2.58
grams per tonne mined in the December quarter. The
increased mined grade reflects the delivery of Neptune high
grade tonnes late in the December quarter. However, the
increase in mined grade is not totally reflected in the yield as high grade Neptune ore mined during December was not
processed by the end of the quarter due to blending
constraints (soft vs hard). The St Ives mill is limited to
processing approximately 20 per cent of oxide (soft) material.
A total of 402,000 tonnes of oxide material was mined from
Neptune Stage 1 during the December quarter at an average
grade of 3.91 grams per tonne. However, only 185,000
tonnes of this ore was processed (at an average grade of 4.3 grams per tonne) due to the blending constraint on oxide ore.
At the end of the December quarter a stockpile of 217,000
tonnes at a grade of 3.58 grams per tonne remained.
Operational waste tonnes mined increased from 1.2 million
tonnes to 1.4 million tonnes. In the December quarter, only
21,600 capital waste tonnes were mined due to the set up
and sheeting of causeways and preparatory works at
Invincible which is a salt lake based pit. This compared with
3.3 million tonnes of capital waste moved in completing the
stripping of the Neptune stage 1 and the Redback pits in the
September quarter.
Mining in the Neptune Stage 1 and West Idough pits was
completed in the December quarter. Redback will be mined
into the March 2015 quarter. Invincible pre-stripping
operations will be a major focus for St Ives in the early part of
2015. This major stripping programme is expected to limit
open pit ore supply in the March 2015 quarter, with
underground ore being supplemented by stockpiled material,
including the remaining ore mined from Neptune Stage 1 as
referred to above.
Throughput at the Lefroy mill decreased from 1.16 million
tonnes to 0.97 million tonnes due to a planned maintenance
shutdown in November. Yield increased from 2.31 grams per
tonne to 2.91 grams per tonne. Gold production from the
Lefroy plant increased from 86,000 ounces in the September
quarter to 91,300 ounces in the December quarter mainly due
to higher grade open pit material blended with underground
ore. Following the cessation of stacking activities at the end of 2012, irrigation of the existing heap leach pad continued
and a further 1,700 ounces were produced in the December
quarter compared with 2,700 ounces produced in the
September quarter. Since cessation of stacking activities, a total of 19,800 ounces have been produced.
Net operating costs, including gold-in-process movements,
decreased from A$75 million (US$70 million) in the
September quarter to A$61 million (US$51 million) in the
December quarter mainly due to a higher inventory credit to
cost in the December quarter (A$22 million/US$20 million)
compared with the September quarter (A$2 million/US$1
million). This was due to stockpiles of Neptune ore, yet to be processed through the CIL plant.
Operating profit increased from A$48 million (US$45 million)
in the September quarter to A$70 million (US$61 million) in
the December quarter due to increased gold sales and lower
net operating costs.

Gold Fields Q4 2014 Results I 12
Capital expenditure decreased marginally from A$29 million
(US$27 million) in the September quarter to A$28 million
(US$24 million) in the December quarter due to lower pre-
stripping in the open pit operations, partially offset by
expenditure on the dewatering of Invincible open pit and
additional exploration.
All-in sustaining costs and total all-in cost per ounce
decreased from A$1,235 per ounce (US$1,149 per ounce) in
the September quarter to A$1,023 per ounce (US$860 per
ounce) in the December quarter due to the increased gold
sold, the higher gold inventory credit to cost and lower capital expenditure.
Guidance
The estimate for calendar 2015 is as follows:
Gold produced ~ 350,000 ounces
All-in sustaining costs ~ A$1,300 per ounce (US$1,040
per ounce)
Total all-in cost ~ A$1,300 per ounce (US$1,040 per
ounce)
Agnew/Lawlers
Dec
2014
Sept
2014
Gold produced
- 000’oz
73.2
72.2
Yield
–
underground
- g/t
6.92
7.02
–
surface
- g/t
-
-
–
combined
- g/t
6.92
7.02
All-in sustaining costs
- A$/oz
1,135
1,025
-
US$/oz
979
953
Total all-in cost
- A$/oz
1,135
1,025
-
US$/oz
979
953
Gold production increased by 1 per cent from 72,200 ounces
in the September quarter to 73,200 ounces in the December
quarter.
Ore mined from underground decreased by 5 per cent from
322,700 tonnes in the September quarter to 305,900 tonnes
in the December quarter and head grade decreased from
7.91 grams per tonne to 6.49 grams per tonne. The
decreased grade reflects the higher grade areas which were
mined at both the Waroonga and New Holland mines in the
September quarter.
Tonnes processed increased from 320,000 tonnes in the
September quarter to 329,000 tonnes in the December
quarter. The combined yield decreased from 7.02 grams per
tonne to 6.92 grams per tonne reflecting the lower
underground grades, partially offset by a drawdown of gold-
in-circuit during the December quarter.
Net operating costs, including gold-in-process movements,
increased from A$50 million (US$46 million) in the September quarter to A$53 million (US$46 million) in the December
quarter due to a A$7 million (US$6 million) inventory charge to cost in the December quarter compared with a A$1 million
(US$1 million) credit to cost in the September quarter.
Operating profit was similar at A$50 million (US$43 million).
Capital expenditure increased from A$21 million (US$19
million) in the September quarter to A$27 million (US$23
million) in the December quarter. The additional capital was incurred on additional exploration expenditure to test new and extensional opportunities at both the Waroonga and New
Holland complexes, commencement of development toward
the Fitzroy, Bengal and Hastings ore bodies (FBH) at
Waroonga and completion of key capital work projects before
the 2014 year-end. FBH is a high grade area which will
supplement production from Kim in the second half of 2015.
All-in sustaining costs and total all-in cost per ounce
increased from A$1,025 per ounce (US$953 per ounce) in the
September quarter to A$1,135 per ounce (US$979 per
ounce) in the December quarter mainly due to higher net
operating costs and capital expenditure, partially offset by increased gold sold.
Guidance
The estimate for calendar 2015 is as follows:
Gold produced ~ 260,000 ounces
All-in sustaining costs ~ A$1,190 per ounce (US$950 per
ounce)
Total all-in cost ~ A$1,190 per ounce (US$950 per ounce)
Darlot
Dec
2014
Sept
2014
Gold produced
- 000’oz
15.5
22.3
Yield
- g/t
4.16
5.09
All-in sustaining costs
- A$/oz
1,673
1,316
-
US$/oz
1,433
1,224
Total all-in cost
- A$/oz
1,673
1,316
-
US$/oz
1,433
1,224
Darlot set out in 2014 with an aim of self-funding a
meaningful exploration programme in order to extend the
mines life and begin the search for the “game changer” which is targeted to return Darlot to 15 plus per cent free cash flow margins. The operation increased exploration expenditure
from A$4 million in 2013 to A$8 million in 2014 and focussed on two significant areas namely the Lords South Lower and
Centenary Depth Analogue (CDA) Lodes with the aim to
define and explore for key targets that could ultimately deliver a quality Gold Fields asset.
The two drilling campaigns in Lords South Lower resulted in
defining another year of mining in 2015 which enabled an
additional exploration and reserve drilling programme of A$7 million to be earmarked for expenditure in 2015. Drilling at the CDA has intersected a strongly mineralised sequence
with similar characteristics to the previously mined Centenary deposit, indicating the drilling potential to provide an
extension to the mine life. Darlot has a number of additional near mine targets defined for 2015 including further
extensions to Lords South Lower and the CDA. The drilling
programme during the past year has highlighted the potential for higher grade mineable inventory in future.
Gold production decreased by 30 per cent from 22,300
ounces in the September quarter to 15,500 ounces in the
December quarter due to reduced tonnes processed at lower
grade.
Ore mined from underground decreased from 135,000 tonnes
to 121,000 tonnes due to greater capital development in the
December quarter with less development in ore. Capital
waste tonnes mined increased from 13,500 tonnes in the
September quarter to 19,800 tonnes in the December quarter
while operational waste tonnes mined decreased from 35,400

Gold Fields Q4 2014 Results I 13
tonnes to 32,100 tonnes. There were also an increased
number of stopes from remnant mining areas and these were
smaller in size than previous quarters. Head grade
decreased from 5.02 grams per tonne in the September
quarter to 4.15 grams per tonne in the December quarter.
The decreased head grade was due to mining in lower grade
areas including remnants while the decline is advanced
toward the higher grade Lower South Lords ore body. The
benefits of this development will be realised in the second
half of 2015 and into 2016.
Tonnes processed decreased from 136,000 tonnes in the
September quarter to 116,000 tonnes in the December
quarter due to lower ore tonnes mined. The yield decreased
from 5.09 grams per tonne to 4.16 grams per tonne reflecting the lower grades mined.
Net operating costs, including gold-in-process movements
decreased marginally from A$23 million (US$22 million) in the
September quarter to A$22 million (US$18 million) in the
December quarter mainly due to reduced volumes mined and
processed.
Operating profit of nil in the December quarter compared with
A$8 million (US$7 million) in the September quarter due to
lower gold sold.
Capital expenditure decreased from A$5 million (US$5
million) to A$4 million (US$3 million). Capital expenditure
was primarily on exploration and development.
All-in sustaining costs and total all-in cost per ounce
increased from A$1,316 per ounce (US$1,224 per ounce) to
A$1,673 per ounce (US$1,433 per ounce) mainly due to the
lower gold sold, partially offset by lower operating costs and capital expenditure.
Guidance
The estimate for calendar 2015 is as follows:
Gold produced ~ 83,000 ounces
All-in sustaining costs ~ A$1,420 per ounce (US$1,130
per ounce)
Total all-in cost ~ A$1,420 per ounce (US$1,130 per
ounce)
Granny Smith
Dec
2014
Sept
2014
Gold produced
- 000’oz
78.5
85.6
Yield
- g/t
6.94
7.41
All-in sustaining costs
- A$/oz
1,009
852
-
US$/oz
868
792
Total all-in cost
- A$/oz
1,009
852
-
US$/oz
868
792
Gold production decreased by 8 per cent from 85,600 ounces
in the September quarter to 78,500 ounces in the December
quarter.
Ore mined from underground decreased from 376,000 tonnes
to 354,000 tonnes and head grade mined decreased from
7.70 grams per tonne in the September quarter to 7.50 grams
per tonne in the December quarter. The reduction in mined
tonnage was as a result of operational interruptions, including several power outages in the December quarter.
Rectification works have now been performed on the power
lines to the underground mine.
Tonnes processed decreased by 2 per cent from 360,000
tonnes in the September quarter to 352,000 tonnes in the
December quarter. The yield decreased from 7.41 grams per
tonne to 6.94 grams per tonne due to lower head grade and a
reduced drawdown of gold-in-circuit.
Net operating costs, including gold-in-process movements,
decreased from A$50 million (US$46 million) in the
September quarter to A$48 million (US$41 million) in the
December quarter mainly due a gold-inventory credit to cost
in the December quarter compared with a charge to cost in
the September quarter.
Operating profit decreased from A$67 million (US$62 million)
to A$65 million (US$56 million) due to lower gold sold.
Capital expenditure increased from A$19 million (US$18
million) in the September quarter to A$27 million (US$24
million) in the December quarter. The increased capital
expenditure included a new gravity circuit, a replacement
underground loader and pumping infrastructure for the Z100
level of the Wallaby underground mine.
All-in sustaining costs and total all-in cost per ounce
increased from A$852 per ounce (US$792 per ounce) in the
September quarter to A$1,009 per ounce (US$868 per
ounce) in the December quarter mainly due to the increased
capital expenditure and the lower gold sold, partially offset by the lower net operating costs.
Guidance
The estimate for calendar 2015 is as follows:
Gold produced ~ 290,000 ounces
All-in sustaining costs ~ A$1,050 per ounce (US$840 per
ounce)
Total all-in cost ~ A$1,050 per ounce (US$840 per ounce)
Year ended 31 December 2014 compared with year
ended 31 December 2013
Group attributable equivalent gold production increased by 10 per cent from 2.02 million ounces in 2013 to 2.22 million
ounces in 2014 mainly due to the inclusion of a full year’s
production from the Yilgarn South assets in 2014 compared
with only one quarter in 2013.
At the South Africa region, gold production at South Deep,
decreased by 34 per cent from 9,397 kilograms (302,100
ounces) in 2013 to 6,237 kilograms (200,500 ounces) in 2014
mainly due to the extensive ground support remediation
programme introduced in May 2014.
At the West Africa region, total managed gold production
decreased by 6 per cent from 785,300 ounces in 2013 to
736,000 ounces in 2014. At Tarkwa, gold production
decreased by 12 per cent from 632,200 ounces to 558,300
ounces mainly due to the cessation of crushing and stacking
operations at the heap leach facilities. At Damang, gold
production increased by 16 per cent from 153,100 ounces to
177,800 ounces mainly due to the implementation of the
recovery plan and higher head grade mined in 2014.
At the South America region, gold equivalent production at
Cerro Corona increased by 3 per cent from 316,700 ounces

Gold Fields Q4 2014 Results I 14
in 2013 to 326,600 ounces in 2014 mainly due an increase in
ore processed and higher copper grades.
At the Australia region, gold production increased by 47 per cent from 700,200 ounces in 2013 to 1,031,000 ounces in
2014 mainly due to the inclusion of the Yilgarn South assets for the full year in 2014 as opposed to only one quarter in
2013. At St Ives, gold production decreased by 10 per cent
from 402,700 ounces to 361,700 ounces, mainly due to the
closure of Argo and lower underground head grade. At
Agnew/Lawlers, gold production increased by 26 per cent
from 215,600 ounces to 270,700 ounces, mainly due to the
inclusion of Lawlers for the full year. At Darlot and Granny
Smith gold production amounted to 83,600 ounces and
315,200 ounces in 2014, respectively, compared with 19,700
ounces and 62,200 ounces for one quarter only, respectively, in 2013.
Income statement
Revenue decreased by 1 per cent from US$2,906 million in
2013 to US$2,869 million in 2014 due to the lower gold price received, partially offset by the higher gold sold. The average gold price decreased by 10 per cent from US$1,386 per
ounce to US$1,249 per ounce. The average Rand/US dollar
exchange rate weakened by 13 per cent from R9.60 in 2013
to R10.82 in 2014. The average Australian/US dollar
exchange rate weakened by 7 per cent from A$1.00 =
US$0.968 to A$1.00 = US$0.903.
Net operating costs increased marginally from US$1,667
million to US$1,678 million due to the inclusion of the Yilgarn
South assets for the full year in 2014, partially offset by good cost control at South Deep, Tarkwa, Damang and Cerro
Corona.
At South Deep in South Africa, net operating costs decreased by 14 per cent from R3,089 million (US$322 million) in 2013
to R2,657 million (US$246 million) in 2014. This was mainly
due to the lower production as well as cost restructuring,
partially offset by annual wage increases and normal
inflationary increases. All-in sustaining costs of R538,254 per kilogram (US$1,548 per ounce) and total all-in cost of
R602,363 per kilogram (US$1,732 per ounce) in 2014
compared with R475,706 per kilogram (US$1,541 per ounce)
and R544,190 per kilogram (US$1,763 per ounce),
respectively, in 2013.
At the West Africa region, net operating costs decreased by
17 per cent from US$665 million in 2013 to US$551 million in
2014. All-in sustaining costs and total all-in cost for the
region amounted to US$1,094 per ounce in 2014 compared
with US$1,343 per ounce in 2013. At Tarkwa, net operating
costs decreased by 26 per cent from US$505 million to
US$372 million due to the lower production. Good cost
control as well as lower contractor and consumable stores
costs due to the heap leach closure were partially offset by annual wage increases and increased power rates. Net
operating costs were also lower due to a US$2 million gold-
in-process credit to cost in 2014, compared with a US$31
million drawdown of stockpiles in 2013. All-in sustaining
costs and total all-in costs amounted to US$1,068 per ounce
in 2014 compared with US$1,291 per ounce in 2013. At
Damang, net operating costs increased by 13 per cent from
US$160 million to US$180 million due to the higher
production and a US$2 million charge to costs in 2014
compared with a US$11 million credit to cost in 2013. All-in sustaining costs and total all-in cost amounted to US$1,175
per ounce in 2014 compared with US$1,558 per ounce in
2013.
At Cerro Corona in South America, net operating costs
increased by 13 per cent from US$142 million in 2013 to
US$160 million in 2014. This was mainly due to US$19
million credit to costs in 2013 related to a build-up in
concentrate compared with a US$2 million drawdown of
concentrate inventory in 2014. All-in sustaining costs and
total all-in cost amounted to US$316 per ounce in 2014
compared with US$206 per ounce in 2013. All-in sustaining
costs and total all-in cost, on a gold equivalent basis
amounted to US$702 per ounce in 2014 compared with
US$714 per ounce in 2013.
At the Australia region, net operating costs increased by 44 per cent from A$556 million (US$538 million) in 2013 to
A$799 million (US$721 million) in 2014 mainly due to the
inclusion of the Yilgarn South assets for the full year in 2014.
All-in sustaining costs and total all-in cost for the region amounted to A$1,124 per ounce (US$1,015 per ounce) in
2014 compared with A$1,130 per ounce (US$1,094 per
ounce) in 2013.
At St Ives, net operating costs decreased by 10 per cent from
A$348 million (US$337 million) to A$313 million (US$282
million) mainly due to lower surface operational waste tonnes mined in 2014 as well as cost improvements and a A$11
million (US$10 million) build-up of gold-in-process in 2014
compared with a A$9 million (US$9 million) drawdown in
2013. All-in sustaining costs and total all-in cost for St Ives amounted to A$1,289 per ounce (US$1,164 per ounce) in
2014 compared with A$1,257 per ounce (US$1,218 per
ounce) in 2013.
At Agnew/Lawlers, net operating costs increased by 36 per
cent from A$141 million (US$136 million) in 2013 to A$191
million (US$173 million) in 2014 due to a full year’s additional costs from Lawlers compared with only one quarter in 2013.
All-in sustaining costs and total all-in cost for Agnew/Lawlers amounted to A$1,096 per ounce (US$990 per ounce) in 2014
compared with A$949 per ounce (US$919 per ounce) in
2013.
At Darlot and Granny Smith, net operating costs were A$93
million (US$84 million) and A$202 million (US$183 million),
respectively, in 2014 compared with A$21 million (US$20
million) and A$47 million (US$45 million), respectively, in
2013. All-in sustaining costs and total all-in cost for Darlot and Granny Smith amounted to A$1,353 per ounce
(US$1,222 per ounce) and A$896 per ounce (US$809 per
ounce), respectively, in 2014. This compared with all-in
sustaining costs and total all-in cost of A$1,169 per ounce
(US$1,132 per ounce) and A$917 per ounce (US$888 per
ounce) for Darlot and Granny Smith, respectively in 2013.
The Group all-in sustaining costs of US$1,053 per ounce and
total all-in cost of US$1,087 per ounce in 2014 compared with all-in sustaining costs of US$1,202 per ounce and total all-in cost of US$1,312 per ounce in 2013.
Operating profit decreased from US$1,239 million to
US$1,191 million as a result of the above.
Amortisation for the Group increased from US$611 million in
2013 to US$657 million in 2014 due to the inclusion of the
Yilgarn South assets for the full year in 2014 and the higher charge at Cerro Corona, partially offset by lower amortisation

Gold Fields Q4 2014 Results I 15
at South Deep due to its lower production and by the change
in estimate in the depreciation calculation at the Australian operations.
Net interest paid increased from US$59 million to US$77
million due to an increase in average borrowings and an
increase in rand borrowings (which have higher costs than
dollar borrowings) in 2014 compared with 2013.
The share of equity accounted losses after taxation
decreased from US$18 million to US$2 million and mainly
related to the ongoing study and evaluation costs at the Far
Southeast project (FSE).
The gain on foreign exchange of US$8 million in 2014
compared with US$7 million in 2013. These gains on foreign
exchange related to the conversion of offshore cash holdings into their functional currencies.
The loss on financial instruments of US$12 million in 2014
related to the diesel hedges that the Australian operations
entered into on 10 September and 26 November.
Share-based payments for the Group decreased from US$41
million in 2013 to US$26 million in 2014 due to the
implementation of a new long-term employee incentive
scheme in 2014. Long-term employee benefits of US$9
million in 2014 compared with US$nil in the 2013 and related to the long-term incentive scheme introduced in 2014.
Together, the two schemes decreased from US$41 million to
US$35 million.
Exploration expenditure decreased from US$66 million in
2013 to US$47 million in 2014 due to lower expenditure at
Salares Norte and Yanfolila and deliberate closure of all other greenfields exploration projects as announced on 22 August
2013. The majority of the expenditure in 2014 was on Salares
Norte (US$11 million), APP (US$3 million) and Chucapaca
(US$3 million). It also included exploration expensed at St
Ives (A$9 million/US$8 million) and Agnew (A$4 million/US$4
million).
Feasibility and evaluation costs decreased from US$48
million in 2013 to US$nil in 2014 due to the Groups’ decision to deliberately reduce expenditure on feasibility and
evaluation activities.
Non-recurring costs of US$97 million in 2014 compared with
US$902 million in 2013.
The non-recurring expenses in 2014 included mainly:
Retrenchment costs of US$42 million at all the operations
with the majority at Tarkwa (US$17 million), South Deep
(R161 million/US$15 million), Damang (US$4 million) and
St Ives (A$4 million/US$3 million);
An increase in rehabilitation costs in respect of previously retired assets due to an update of estimates of A$11
million (US$10 million) at Agnew and A$11 million (US$10
million) at St Ives;
Impairment of investments of US$16 million including:
Bezant Resources PLC (US$7 million), Rand Refinery
(US$4 million/R45 million), APP (US$3 million) and
Aurigin (US$2 million);
Scrapping of redundant trackless equipment at South
Deep (R91 million/US$8 million);
Scrapping of assets at Agnew (A$3 million/US$3 million)
and St Ives (A$1 million/US$1 million); and
Information technology conversions at the Yilgarn South assets (A$5 million/US$5 million).
This was partially offset by the profit on the sale of Chucapaca (US$5 million) and Robust Resources (US$2 million).
The non-recurring expenses in 2013 included mainly: Operating asset impairments of A$297 million (US$288 million) at St Ives, US$173 million at Damang and US$51 million at Tarkwa;
US$126 million at Tarkwa and Damang. This impairment comprised the Tarkwa North heap leach inventory of US$43 million and all associated Heap leach assets of US$67 million as well as run of mine stockpiles of US$16 million at Damang;
US$90 million at the Arctic Platinum project (APP) and US$30 million at Yanfolila. A decision was made to dispose of these projects and they were reclassified as held for sale;
US$44 million at Tarkwa on various assets;
US$10 million related to impairment of the oxide heap leach project expenditure at Cerro Corona;
US$10 million related to the impairment of the Group’s
option payment to Bezant (due to the Group’s decision
not to pursue the Guinaoang deposit);
US$9 million related to the impairment of the Group
investment in Orsu Metals Corporation;
Restructuring costs across the Group of US$39 million; and
Transaction costs of US$27 million on the acquisition of the Yilgarn South assets.
This was partially offset by a gain of US$13 million on the
sale of 7,820,169 shares in Northam Platinum Limited and
US$5 million on the sale of the Group’s interest in Talas.
Royalties of US$86 million in 2014 compared with US$91
million in 2013.
The taxation charge of US$118 million in 2014 compared with
a taxation credit of US$20 million in 2013 mainly due to a
profit before taxation in 2014 compared with a loss before
taxation in 2013.
As a result of the above, net earnings for continuing
operations of US$13 million in 2014 compared with net losses of US$584 million in 2013.
Normalised earnings for continuing operations of US$85
million in 2014 compared with US$58 million in 2013.
Cash flow
Cash inflow from operating activities for continuing operations of US$849 million in 2014 compared with US$499 million in
2013 mainly due to US$204 million lower taxation paid in
2014, a US$74 million higher release of working capital, lower non-recurring items and lower royalties.
Cash outflows from investing activities for continuing
operations decreased from US$860 million to US$531 million,
mainly due to lower capital expenditure and US$81 million
proceeds on the disposal of Chucapaca. In 2013 investing
activities included the Yilgarn South asset purchase of
US$135 million.

Gold Fields Q4 2014 Results I 16
Capital expenditure decreased from US$739 million in 2013
to US$609 million in 2014 largely attributable to a significant reduction at South Deep. This was partially offset by
increased expenditure in the Australia region as a result of the acquisition of the Yilgarn South assets. At the South
Africa region, capital expenditure at South Deep decreased
from R1,943 million (US$202 million) to R994 million (US$92
million) due to key infrastructure required for the production build-up having been largely completed at the end of
December 2013.
At the West Africa region, capital expenditure decreased from
US$257 million in 2013 to US$190 million in 2014 mainly due
to lower expenditure on mining fleet at Tarkwa and no capital waste strip at Damang. In South America, at Cerro Corona,
capital expenditure decreased from US$56 million to US$51
million due to lower expenditure on the tailings storage
facility. At the Australia region, capital expenditure increased from A$200 million (US$194 million) to A$304 million
(US$274 million) due to the inclusion of the Yilgarn South
assets for the full year in 2014.
Net cash outflow from financing activities for continuing
operations of US$126 million in 2014 compared with an inflow of US$214 million in 2013. Both related to long term and
short term loans received and repaid.
The net cash inflow for continuing operations of US$152
million in 2014 compared with a net cash outflow of US$210
million in 2013. After accounting for a negative translation adjustment of US$19 million, the cash inflow in 2014 was
US$133 million. The cash balance at the end of 2014 was
US$458 million compared with US$325 million at the end of
2013.
Corporate
Executive appointment
Avishkar Nagaser was appointed to the Gold Fields Group
Executive Committee as Executive Vice President: Investor
Relations and Corporate Affairs. He took office on 5 January
2015. Avishkar, who holds a Bachelor of Business Science
degree (Finance and Economics) from the University of
KwaZulu-Natal, previously worked at Merrill Lynch and
Macquarie First South Securities as a leading gold and
platinum mining analyst. Willie Jacobsz, who is currently
Senior Vice President, Investor Relations, will return to the
United States to focus his time and efforts on Gold Fields’
large North American investor base.
Top SA mining company in 2015 Sustainability Yearbook
Gold Fields is the top ranked South African mining company
in the 2015 Sustainability Yearbook, one of the most
recognised publications highlighting the sustainability
performance of listed companies worldwide. Gold Fields was
also one of only six South African companies included in the
Sustainability Yearbook, which was released in January 2015
by investment firm RobecoSAM. The yearbook is based on
the same methodology utilised for the annual Dow Jones
Sustainability Index (DJSI) submission.
Gold Fields’ 81 per cent rating (2013: 78 per cent) qualifies it for a Silver Class Award in the Sustainability Yearbook as it is
within five percentage points of the mining sector leader,
Canada’s Barrick Gold. This is the fourth successive year
that Gold Fields has received a Silver Class award, which
indicates that its sustainability practices rank with the best of resources companies worldwide.
Westonaria housing project
On 1 December 2014, Gold Fields announced the handover
of 150 subsidised housing units to the Westonaria Local
Municipality and the Gauteng Department of Human
Settlements.
The housing development - the Westonaria Borwa
Community Construction Contract - is a partnership between
Gold Fields and the Westonaria local municipality and is part of the Westonaria Service Delivery Improvement Plan. The
settlement is located near Gold Fields’ South Deep mine on
the West Rand and the housing project is part of the mine’s
Social and Labour Plan (“SLP”), an integral component of
Gold Fields’ 2014 Mining Charter scorecard.
Gold Fields not only funded the 150 units for a total
consideration of R27 million, but also project managed the
development. The 150 two-bedroom houses will be assigned
to members of the community by the Westonaria local
municipality in accordance with normal government
procedures.
Cash dividend
In line with the company’s dividend policy to pay out a
dividend of between 25 and 35 per cent of its earnings, the
Board has approved and declared a final dividend number 81
of 20 SA cents per ordinary share (gross) in respect of the
year ended 31 December 2014. This translates to 34 per
cent of normalised earnings. The final dividend will be
subject to the Dividend Withholding Tax that was introduced
with effect from 1 April 2012 of 15 per cent. In accordance
with paragraphs 11.17(a)(i) and 11.17(c) of the JSE Listings
Requirements, the following additional information is
disclosed:
The dividend has been declared out of income reserves;
The local dividends withholding tax rate is 15 per cent
(fifteen per centum);
The gross local dividend amount is 20 SA cents per
ordinary share for shareholders exempt from dividends
tax;
The company has no further STC credits available and
the Dividend Withholding Tax of 15 per cent (fifteen per
centum) will be applicable to this dividend;
The net local dividend amount is 17.000 SA cents per
ordinary share for shareholders liable to pay the dividends
tax;
Gold Fields currently has 775,308,626 ordinary shares in
issue (included in this number are 856,330 treasury
shares); and
Gold Fields’ income tax number is 9160035607.
Shareholders are advised of the following dates in respect of the final dividend:
Final dividend number 81:
20 SA cents per share
Last date to trade cum-dividend:
Friday 27 February 2015
Sterling and US dollar conversion date:
Monday 2 March 2015
Shares commence trading ex-dividend:
Monday 2 March 2015
Record date:
Friday 6 March 2015
Payment of dividend:
Monday 9 March 2015

Gold Fields Q4 2014 Results I 17
Share certificates may not be dematerialised or
rematerialised between Monday, 2 March 2015 and Friday, 6
March 2015, both dates inclusive.
Outlook
Attributable equivalent gold production for the Group for the year ending December 2015 is forecast at around 2.2 million
ounces.
All-in sustaining costs are forecast at US$1,055 per ounce
and total all-in cost is forecast at US$1,075 per ounce.
Capital expenditure for 2015 is forecast at US$660 million. It is weighted to the first half of the year, which will have a resultant impact on AIC. During the March 2015 quarter,
capital expenditure at Tarkwa is expected to increase by
approximately US$30 million as compared with the December
2014 quarter due to new fleet delivery. As a result, there will be a commensurate increase in AIC for the quarter, but this is factored into the full year guidance. At Cerro Corona, AIC for
2015 is planned to increase to US$800 per ounce, mainly due
to a 45 per cent increase in capital expenditure, largely
related to additional raises to the tailings storage facility.
Notwithstanding continuous inflation in labour and power
costs, which make up approximately 60 per cent of the
Group’s costs, the 2015 guidance for AISC at US$1,055 per
ounce and AIC at US$1,075 per ounce is forecast to be lower
than that achieved in 2014.
The above is subject to safety performance which limits the
impact of safety-related stoppages and the forward looking
statement on pages 4 and 32.
Effect of oil prices on all-in costs
At the Groups’ operations in Ghana and Peru, fuel price
stability strategies are followed by Government and short
term variations in fuel prices are not always passed onto
customers and industry. As a result, the future prices in
these countries are unknown.
Assuming no fuel price stabilisation strategy, then:
In Peru, a decrease of US$10 per barrel of Brent crude
results in US$7 per ounce of gold sold lower costs; and
In Ghana, a decrease of US$10 per barrel of Brent crude
results in US$18 per ounce lower costs.
The Australian operations entered into a hedge at a base
price of US$99.10 per barrel of Brent crude on 10 September
2014. On 26 November 2014, the Australian operations
entered into an additional hedge at a base price of US$78.45 per barrel of Brent crude, therefore the lower price will not have a significant effect on the Australian costs.
Assuming no hedge in place, then:
In Australia, a decrease of US$10 per barrel of Brent crude
results in A$6 per ounce (US$5 per ounce) lower costs.
Reviewed condensed consolidated financial
statements
Basis of accounting
The condensed consolidated financial statements are
prepared in accordance with the requirements of the JSE
Limited Listings Requirements for preliminary reports and the requirements of the Companies Act 2008 of South Africa.
The Listings Requirements require preliminary reports to be
prepared in accordance with the framework concepts and the
measurement and recognition requirements of International
Financial Reporting Standards (IFRS) and the SAICA
Financial Reporting Guides as issued by the Accounting
Practices Committee and Financial Pronouncements as
issued by Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34,
Interim Financial Reporting.
The accounting policies applied in the preparation of the
condensed consolidated financial statements are in terms of
IFRS and are consistent with those applied in the previous
consolidated financial statements except for the adoption of applicable amendments to new standards and interpretations
issued by the International Accounting Standards Board
The newly adopted standards include:
Investment Entities (amendments to IFRS 10, IFRS 12
and IAS 27);
Offsetting Financial Assets and Financial Liabilities
(amendments to IAS 32);
Recoverable Amount Disclosures for Non-Financial
Assets (Amendments to IAS 36);
Novation of Derivatives and Continuation of Hedge
Accounting (Amendments to IAS 39); and
IFRIC 21 Levies.
These amendments to standards and interpretations did not
significantly impact the Group‘s financial results.
Auditor’s review
The condensed consolidated financial statements of Gold
Fields Limited for the year ended 31 December 2014 have
been reviewed by the company’s auditor, KPMG Inc. In their
review report dated 12 February 2015, which is available for inspection at the Company’s Registered Office, KPMG Inc.
state that their review was conducted in accordance with the
International Standard on Review Engagements 2410,
Review of Interim Information Performed by the Independent
Auditor of the Entity, which applies to a review of condensed consolidated financial information, and have expressed an
unmodified conclusion on the condensed consolidated
financial statements.
The auditor’s report does not necessarily report on all of the information contained in this media release. Shareholders
are therefore advised that in order to obtain a full
understanding of the nature of the auditor’s engagement they should obtain a copy of the auditor’s report together with the accompanying financial information from the Company’s
registered office.
Change in estimate
During 2014, the Group took a decision to standardise the
amortisation methodology across all operations. Previously,
at the Australian operations, the calculation of amortisation took into account future costs which would be incurred to
develop all the proved and probable ore reserves. From 1
July 2014, the Group decided to exclude future costs from the

Gold Fields Q4 2014 Results I 18
units-of-production method calculation used for the Australian operations.
The effect of this change on amortisation and depreciation
expense for the 6 month period July to December 2014 was
as follows:
Decrease in depreciation
US$ million
A$ million
49.0
54.2
The effect on future periods is not disclosed because estimating it is impracticable
.
Change in reporting currency
Following the unbundling of Sibanye Gold in February 2013,
Gold Fields’ production and footprint are represented by a
diversified portfolio of assets (the only South African asset and production contributor being South Deep). The US dollar
is now the dominant currency. Therefore, the Group aligned
its reporting currency to its peer group of international gold producers who all report in US dollar. From the March 2014
quarter only the US dollar has been presented.
South Deep tax dispute
The South Deep mine (“South Deep”) is jointly owned and
operated by GFI Joint Venture Holdings (Proprietary) Limited
(“GFI”) (50 per cent) and Gold Fields Operations Limited
(“GFO”) (50 per cent).
As at 31 December 2014, South Deep’s gross deferred tax
asset balance amounted to R6,495 million (R21,650 million x
30 per cent) (US$562 million). This amount is included in the consolidated deferred tax asset of US$62 million on Gold
Fields’ statement of financial position. South Deep’s gross
deferred tax asset comprises unredeemed capital
expenditure balances of R2,475 million (R8,250 million x 30
per cent) (US$214 million) at GFI and R2,278 million (R7,594 million x 30 per cent) (US$197 million) at GFO, a capital
allowance balance (“Additional Capital Allowance”) of R688
million (R2,292 million x 30 per cent) (US$60 million) at GFI and assessed loss balances of R72 million (R240 million x 30 per cent) (US$6 million) at GFI and R982 million (R3,274
million x 30 per cent) (US$85 million) at GFO.
During the September 2014 quarter, the South African
Revenue Service (“SARS”) issued a Finalisation of Audit
Letter (“the Audit Letter”) stating that SARS has restated
GFI’s Additional Capital Allowance balance reflected on its
2011 tax return from R2,292 million to nil. The tax effect of this amount is R688 million (R2,292 million x 30 per cent),
that being the amount referred to above as Additional Capital
Allowance.
The Additional Capital Allowance was claimed by GFI in
terms of section 36(11)(c) of the South African Income Tax
Act, 1962 (“the Act”). The Additional Capital Allowance
provides an incentive for new mining development and only
applies to unredeemed capital expenditure. The Additional
Capital Allowance allows a 12 per cent capital allowance over and above actual capital expenditure incurred on developing
a deep level gold mine, as well as a further annual 12 per
cent allowance on the mine’s unredeemed capital
expenditure balance brought forward, until the year that the mine starts earning mining taxable income (i.e. when all tax losses and unredeemed capital expenditure have been fully
utilised).
In order to qualify for the Additional Capital Allowance, South
Deep must qualify as a “post 1990 gold mine” as defined in
the Act. A “post 1990 gold mine” according to the Act is
defined as ‘a gold mine which, in the opinion of the Director-
General: Mineral and Energy Affairs, is an independent
workable proposition and in respect of which a mining
authorisation for gold mining was issued for the first time after
14 March 1990’.
During 1999, the Director General: Minerals and Energy
Affairs (“DME”) and SARS confirmed, in writing, that GFI is a
“post 1990 gold mine” as defined, and therefore qualified for the Additional Capital Allowance. GFI subsequently filed its tax returns on this basis, as was confirmed by the DME and
SARS.
In the Audit Letter, SARS stated that both the DME and
SARS erred in issuing the confirmations as mentioned above
and that GFI does not qualify as a “post 1990 gold mine” and therefore does not qualify for the Additional Capital
Allowance.
The Group has taken legal advice on the matter and believes
that SARS should not be allowed to disallow the Additional
Capital Allowance. GFI has in the meantime formally lodged
an objection to the SARS’ disallowance and will vigorously
defend its position.
Accordingly, no adjustment for any effects on the Company
that may result from the dispute, if any, has been made in the condensed consolidated financial statements.
Dealing with occupational lung disease
Anglo American South Africa, AngloGold Ashanti, Gold
Fields, Harmony and Sibanye Gold announced in November
2014 that they have formed an industry working group to
address issues relating to compensation and medical care for occupational lung disease (OLD) in the gold mining industry
in South Africa.
The companies have begun to engage all stakeholders on
these matters, including government, organised labour, other mining companies and legal representatives of claimants who
have filed legal suits against the companies. These legal
proceedings are being defended.
Essentially, the companies are seeking a comprehensive
solution which deals both with the legacy compensation
issues and future legal frameworks and which, while being
fair to employees, also ensures the future sustainability of companies in the industry.
Silicosis Class Action
As reported previously, a consolidated application has been
brought against several South African mining companies,
including Gold Fields, for certification of a class action on behalf of current and former mineworkers (and their
dependants) who have allegedly contracted silicosis and/or
tuberculosis while working for one or more of the above
mining companies. The parties to the consolidated application have agreed that the certification application will be heard during the weeks of 12 and 19 October 2015. The
certification application will be preceded by various legal
technical applications and court processes. In addition to the class action, an individual silicosis-related action has been

Gold Fields Q4 2014 Results I 19
instituted against Gold Fields and one other mining company.
Gold Fields continues to defend these actions.
Accordingly, no adjustment for any effects on the Company
that may result from the proceedings, if any, has been made
in the condensed consolidated financial statements.
Litigation statement
On 21 August 2008, Gold Fields Operations Limited, formerly
known as Western Areas Limited (“WAL”), a subsidiary of
Gold Fields Limited, received a summons from Randgold and
Exploration Company Limited (“R&E”) and African Strategic
Investment Holdings Limited. The summons claims that
during the period that WAL was under the control of Brett
Kebble, Roger Kebble and others, WAL assisted in the
unlawful disposal of shares owned by R&E in Randgold
Resources Limited, or Resources, and Afrikander Lease
Limited, now Uranium One. The claims have been computed
in various ways. The highest claims have been computed on
the basis of the highest prices of Resources and Uranium
One shares between the dates of the alleged thefts and
March 2008 (between R11 billion and R12 billion). The
quantifiable alternative claims have been computed on the
basis of the actual amounts allegedly received by Gold Fields
Operations to fund its operations (approximately R521
million).
It should be noted that the claims lie only against Gold Fields
Operations Limited, whose only interest is a 50 per cent stake in the South Deep mine. This alleged liability is historic and relates to a period of time prior to the Group purchasing the company. Gold Fields Operations Limited’s assessment
remains that it has sustainable defenses to these claims and, accordingly, Gold Fields Operation Limited’s attorneys were
instructed to vigorously defend the claims.
Accordingly, no adjustment for any effects on the Company
that may result from the summons, if any, has been made in
the condensed consolidated financial statements.
Native Title Claim
Gold Fields advised the market on 12 December 2014 that,
together with another major resources company, it had filed
an appeal in respect of aspects of the decision of the Federal
Court handed down on 3 July 2014 in the Ngadju native title
matter. That decision was later set out in the Determination of the Court made on 21 November 2014.
In that decision, the Court accepted the submissions of the
Ngadju People that the re-grant of certain St Ives’ tenements by the State of Western Australia in 2004 was not compliant
with the negotiation processes set out in the Native Title Act
1993 (Cth), and as such, the re-granted tenements are invalid to the extent that they affect native title. This means that to the extent that there is inconsistency between the rights of St
Ives as tenement holder, and the Ngadju People’s native title rights (such as the right to conduct ceremonies, or to hunt), the rights of the Ngadju People will prevail.
The practical effect of such a finding has never been tested under Australian law. However, it may mean the Ngadju could
seek to prevent the further exercise of rights by St Ives on the tenements in a manner that is inconsistent with the free
exercise of their native title rights and/or seek damages for historical interference with their native title rights. The fact that the Ngadju have only non-exclusive native title rights
(and not the higher category of exclusive possession rights)
may reduce the extent to which the two sets of rights are
found to be inconsistent.
Importantly, the decision does not affect the grant of mining tenure to St Ives under the Mining Act 1978 (WA). St Ives still validly holds all of the tenements which underpin its mining operations at St Ives, and as these proceedings are not an
action against St Ives for failure to take certain steps, the
Court has no ability to impose any sort of penalty against St
Ives. It is anticipated that operations at St Ives will continue as usual pending the outcome of the Appeal process.
Gold Fields remains strongly of the view that it has at all
times complied with its obligations under the Native Title Act
1993 (Cth) in respect of its dealings with these tenements,
and has instructed Senior Counsel to progress its appeal. It is anticipated that the appeal (before the Full Court of the
Federal Court of Australia (3 Judges)) is expected to take
place in either the June or September 2015 quarters. Gold
Fields retains the ability to seek leave to further appeal to the
High Court of Australia, if necessary. Gold Fields will also take all steps necessary to ensure that the St Ives operations are unaffected whilst this matter is resolved through the
relevant Court processes.
Accordingly, no adjustment for any effects on the Company
that may result from the proceedings, if any, has been made
in the condensed consolidated financial statements.
SEC investigation
There is no further update from what was said in the June
quarter and in the Annual Report released earlier this year.
N.J. Holland
Chief Executive Officer
12 February 2015

Gold Fields Q4 2014 Results I 20
The preliminary financial statements are presented on a condensed consolidated basis
Income statement
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
Year
ended
December
2014
September
2014
December
2013
December
2014
December
2013
Revenue
708.0
699.2 780.7
2,868.8
2,906.3
Operating costs, net
(404.8)
(414.3) (468.4)
(1,677.7)
(1,666.9)
– Operating costs
(406.5)
(423.7) (483.6)
(1,684.9)
(1,678.7)
– Gold inventory change
1.7
9.4 15.2
7.2
11.8
Operating profit
303.2
284.9 312.3
1,191.1
1,239.4
Amortisation and depreciation
(172.1)
(151.3) (182.8)
(656.7)
(610.9)
Net operating profit
131.1
133.6 129.5
534.4
628.5
Net interest paid
(19.5)
(19.4) (16.4)
(76.6)
(58.6)
Share of equity accounted earnings after taxation
0.5
(1.4) (1.9)
( (2.4)
(18.4)
Gain/(loss) on foreign exchange
1.3
6.1 (0.6)
8.4
7.3
Loss on financial instruments
(11.4)
- (1.3)
(11.5)
(0.3)
Share-based payments
(3.7)
(6.2) (3.2)
(26.0)
(40.5)
Long-term employee benefits
(1.9)
(2.9) -
(8.7)
-
Other
(15.6)
(9.9) (5.5)
(48.8)
(27.6)
Exploration and project costs
(12.3)
(8.3) (6.9)
(47.2)
(65.9)
Feasibility and evaluation costs
-
- (10.5)
-
(47.7)
Profit before royalties, taxation and non-recurring items
68.5
91.6> 83.2
321.6
376.8
Non-recurring items
(49.8)
(12.3) (712.7)
(97.0)
(901.5)
Profit/(loss) before royalties and taxation
18.7
79.3 (629.5)
224.6
(524.7)
Royalties
(20.7)
(21.6) (24.5)
(86.1)
(90.5)
(Loss)/profit before taxation
(2.0)
57.7 (654.0)
138.5
(615.2)
Mining and income taxation
(22.0)
(37.8) 148.5
(118.1)
20.1
– Normal taxation
(46.3)
(46.0) (28.3)
(134.3)
(161.3)
– Deferred taxation
24.3
8.2 176.8
16.2
181.4
Net (loss)/profit from continuing operations
(24.0)
19.9 (505.5)
20.4
(595.1)
Net profit from discontinued operations
-
- 16.8
-
287.9
Net profit from discontinued operations
-
- 3.8
-
55.8
Net profit on distribution of discontinued operations
-
- 13.0
-
232.1
Net (loss)/profit
(24.0)
19.9 (488.7)
20.4
(307.2)
Attributable to:
– Owners of the parent
(25.5)
19.1 (474.2)
12.8
(295.7)
– Non-controlling interest
1.5
0.8 (14.5)
7.6
(11.5)
Non-recurring items:
Profit on sale of investments
1.3
- 4.4
0.5
17.8
Profit on sale of Chucapaca
-
4.6 -
4.6
-
Profit/(loss) on sale of assets
0.1
1.2 1.3
(1.3)
1.6
Restructuring costs
(5.4)
(15.8) (20.8)
(42.0)
(39.4)
Impairment of stockpiles and consumables
-
- (2.3)
(1.3)
(61.3)
Impairment of investments and assets
(24.2)
(0.6) (670.0)
(25.4)
(748.2)
Other
(21.6)
(1.7) (25.3)
(32.1)
(72.0)
Total non-recurring items
(49.8)
(12.3) (712.7)
(97.0)
(901.5)
Taxation
11.5
4.6 183.9
25.7
229.7
Net non-recurring items after tax
(38.3)
(7.7) (528.8)
(71.3)
(671.8)
Net (loss)/earnings from continuing operations
(25.5)
19.1 (491.0)
12.8
(583.6)
Net earnings from discontinued operations
-
- 16.8
-
287.9
Net (loss)/earnings per share (cents) from continuing operations
(3)
3 (66)
2
(79)
Net earnings per share (cents) from discontinued operations
-
- 2
-
39
Diluted (loss)/earnings per share (cents) from continuing operations
(3)
3 (66)
2
(79)
Diluted earnings per share (cents) from discontinued operations
-
-
2
-
39
Headline (loss)/earnings from continuing operations
(9.5)
14.4 (23.0)
27.3
(71.4)
Headline earnings from discontinued operations
-
- 3.8
-
55.8
Headline (loss)/earnings per share (cents) from continuing operations
(1)
2 (3)
4
(10)
Headline earnings per share (cents) from discontinued operations
-
- 1
-
8
Diluted headline (loss)/earnings per share (cents) from continuing operations
(1)
2 (3)
4
(10)
Diluted headline earnings per share (cents) from discontinued operations
-
- 1
-
8
Net earnings excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation – continuing operations
17.1
23.1 14.3
85.3
58.4
Net earnings per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation (cents) – continuing operations
2
3 2
11
8
South African rand/United States dollar conversion rate
11.18
10.71 10.11
10.82
9.60
United States dollar/Australian dollar conversion rate
0.86
0.93 0.93
0.90
0.97
Gold equivalent sold – managed eq oz (000)
601
553 617
2,296
2,097
Gold equivalent price received US$/eq oz
1,179
1,265 1,265
1,249
1,386
Figures may not add as they are rounded independently.
The reviewed condensed consolidated financial statements for the year ended 31 December 2014 have been prepared by the corporate accounting staff of Gold Fields
Limited headed by Mrs Tzvet Ilarionova, the Group's Financial Controller. This process was supervised by Mr Paul Schmidt, the Group's Chief Financial Officer.

Gold Fields Q4 2014 Results I 21
Statement of comprehensive income
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
Year ended
December
2014
September
2014
December
2013
December
2014
December
2013
Net (loss)/profit
(24.0)
19.9 (448.7)
20.4
(307.2)
Other comprehensive expenses, net of tax
(139.8)
(172.8) (145.4)
(320.1)
(685.0)
Marked to market valuation of listed investments
(1.9)
1.9 -
1.0
(10.4)
Currency translation adjustments and other
(137.9)
(174.7) (144.4)
(321.1)
(676.3)
Deferred taxation on marked to market valuation of listed investments
-
- (1.0)
-
1.7
Total comprehensive expenses
(163.8)
(152.9) (634.1)
(299.7)
(992.2)
Attributable to:
– Owners of the parent
(165.4)
(155.9) (618.6)
(308.9)
(980.8)
– Non-controlling interest
1.6
3.0 (15.5)
9.2
(11.4)
(163.8)
(152.9) (634.1)
(299.7)
(992.2)
Statement of financial position
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Year ended
December
2014
December
2013
Property, plant and equipment
4,895.7
5,388.9
Goodwill
385.7
431.2
Non-current assets
163.2
117.7
Investments
257.9
245.0
Deferred taxation
62.4
51.9
Current assets
1,092.8
1,061.4
– Other current assets
594.8
677.2
– Cash and deposits
458.0
325.0
– Assets held for sale
40.0
59.2
Total assets
6,857.7
7,296.1
Shareholders’ equity
3,663.3
4,045.2
Deferred taxation
387.0
399.4
Long-term loans
1,765.7
1,933.6
Environmental rehabilitation provisions
311.2
283.5
Long-term employee benefits
8.3
-
Other long-term provisions
9.1
10.9
Current liabilities
713.1
623.5
– Other current liabilities
567.9
497.0
– Current portion of long-term loans
145.2
126.5
Total equity and liabilities
6,857.7
7,296.1
US dollar/South African rand conversion rate
11.56
10.34
US dollar/Australian dollar conversion rate
0.81
0.89
Net debt
1,452.9
1,735.1
Hedging/Derivatives
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
to protect cash flows at times of significant expenditure;
for specific debt servicing requirements; and
to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Diesel hedge *
Australia
On 10 September 2014, Gold Fields Australia (Pty) Limited entered into a Singapore Gasoil 10ppm cash settled swap transaction contract for a total of 136,500 barrels, effective 15 September 2014 until 31 March 2015 at a fixed price of US$115 per barrel. The 136,500 barrels are based on 50 per cent of estimated usage for the 7 month period – September 2014 to March 2015. Brent Crude at the time of the transaction was US$99.10 per barrel.
On 26 November 2014, Gold Fields Australia (Pty) Limited entered into further Singapore Gasoil 10ppm cash settled swap transaction contracts. A contract for 63,000 barrels based on 50 per cent of estimated usage for the period January to March 2015 was committed at a fixed price of US$94.00 per barrel, and a further 283,500 barrels based on 75 per cent of estimated usage was committed at a price of US$96.00 per barrel for the period April to December 2015. Brent Crude at the time of the transaction was US$78.45 per barrel.
At the reporting date, the fair value was negative US$10.25m.
Derivative instruments *
South Africa
On 1 October 2014, a US$/ZAR zero-cost collar was entered into for US$7.5m per month for a period of six months starting October 2014. A floor of R11.20 and an average cap over the period of R12.0567 was achieved. At the reporting date, the fair value of the collar was nil.
* Do not qualify for hedge accounting and are accounted for as derivative financial instruments in the income statement.

Gold Fields Q4 2014 Results I 22
Statement of changes in equity
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2013
3,470.7
(1,340.8)
1,721.6
193.8
4,045.2
Total comprehensive (losses)/income - (321.7) 12.8 9.2
(299.7)
Profit for the year - - 12.8 7.6
20.4
Other comprehensive (losses)/income - (321.7) - 1.6
(320.1)
Dividends paid - - (29.8) (10.7)
(40.5)
Share-based payments - 26.0 - -
26.0
Disposal of non-controlling interest - - - (69.8)
(69.8)
Loans received from non-controlling interest - - - 2.0
2.0
Exercise of employee share options 0.1 - - -
0.1
Balance as at 31 December 2014
3,470.8
(1,636.5)
1,704.6
124.5
3,663.3
UNITED STATES DOLLARS
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2012
4,599.9
(700.9)
2,082.6
209.4
6,191.0
Total comprehensive (losses)/income - (685.1) (295.7) (11.4)
(992.2)
Loss for the year - - (295.7) (11.5)
(307.2)
Other comprehensive (losses)/income - (685.1) - 0.1
(685.0)
Dividends paid - - (61.2) (1.1)
(62.3)
Distribution in specie (1,256.9) - - -
(1,256.9)
Share-based payments - 45.1 - -
45.1
Yilgarn South asset purchase 127.3 - - -
127.3
Transactions with non-controlling interest - - - (1.2)
(1.2)
Loans received from non-controlling interest - - - 6.8
6.8
Purchase of non-controlling interest - - (4.1) (8.7)
(12.8)
Exercise of employee share options 0.4 - - -
0.4
Balance as at 31 December 2013
3,470.7
(1,340.8)
1,721.6
193.8
4,045.2
Debt maturity ladder
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
31 Dec 2015
31 Dec 2016
1 Jan 2017
to
31 Dec 2020
Total
Uncommitted loan facilities
US dollar million
- - -
-
Rand million 1,297.0 - -
1,297.0
Rand debt translated to dollar 112.2 - -
112.2
Total (US$’m)
112.2
-
-
112.2
Committed loan facilities
US dollar million
80.0 - 2,566.3
2,646.3
Rand million - 1,000.0 1,500.0
2,500.0
Rand debt translated to dollar - 86.5 129.8
216.3
Total (US$’m)
80.0
86.5
2,696.1
2,862.6
Total (US$’m) – Uncommitted and committed loan facilities
192.2
86.5
2,696.1
2,974.8
Utilisation – Uncommitted loan facilities
US dollar million
- - -
-
Rand million 754.0 - -
754.0
Rand debt translated to dollar 65.2 - -
65.2
Total (US$’m)
65.2
-
-
65.2
Utilisation – Committed loan facilities (including US$ bond)
US dollar million
80.0 - 1,614.3
1,694.3
Rand million - 250.0 1,500.0
1,750.0
Rand debt translated to dollar - 21.6 129.8
151.4
Total (US$’m)
80.0
21.6
1,744.1
1,845.7
Total (US$’m) – Uncommitted and committed loan facilities
145.2
21.6
1,744.1
1,910.9
Exchange rate: US$1 = R11.56 being the closing rate at the end of the December 2014 quarter.
Subsequent to year end, the Group increased the Peru facility by a further US$75 million to US$150 million.

Gold Fields Q4 2014 Results I 23
Statement of cash flows
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
Year
ended
December
2014
September
2014
December
2013
December
2014
December
2013
Cash flows from operating activities
225.2
205.5 182.3
848.9
529.4
Profit before royalties, tax and non-recurring items
68.5
91.6 83.2
321.6
376.8
Non-recurring items
(49.8)
(12.3) ((712.7)
(97.0)
(901.5)
Amortisation and depreciation
172.1
151.3 > 182.8
656.7
610.9
South Deep BEE dividend
-
- -
(1.9)
(2.2)
Change in working capital
39.2
22.1 (2.1)
83.7
10.0
Royalties and taxation paid
(62.7)
(50.9) (63.1)
(194.1)
(398.1)
Other non-cash items
57.9
3.7 694.2
79.9
802.6
Cash generated by continuing operations
225.2
205.5 182.3
848.9
498.5
Cash generated by discontinued operations
-
- -
-
30.9
Dividends paid
-
(14.3) (0.3)
(40.4)
(62.3)
Owners of the parent
-
(14.1) -
(29.8)
(61.2)
Non-controlling interest holders
-
(0.2) (0.3)
(10.6)
(1.1)
Cash flows from investing activities
(169.3)
(62.0) (250.0)
(530.9)
(914.6)
Capital expenditure – additions
(170.0)
(144.2) (152.1)
(608.9)
(739.3)
Capital expenditure – proceeds on disposal
0.9
3.0 10.1
4.9
10.4
Payment to Bezant
-
- -
-
(10.0)
La Cima non-controlling interest buy-out
-
- -
-
(12.8)
Yilgarn South asset purchase
-
- (105.0)
-
(135.0)
Purchase of investments
(2.8)
- (1.0)
(4.4)
(3.5)
Proceeds on disposal of Chucapaca
-
81.0 -
81.0
-
Proceeds on disposal of investments
4.4
- -
6.4
35.0
Environmental payments
(1.8)
(1.8) (2.0)
(9.9)
(4.5)
Cash utilised in continuing operations
(169.3)
(62.0) (250.0)
(530.9)
(859.7)
Cash utilised in discontinued operations
-
- -
-
(54.9)
Cash flows from financing activities
(28.0)
(26.6) (76.7)
(125.9)
253.0
Loans received
137.4
101.8 81.9
463.9
3,177.7
Loans repaid
(165.4)
(128.8) (160.3)
(591.8)
(2,971.3)
Non-controlling interest holders’ loans received
-
0.4 1.6
2.0
6.8
Shares issued
-
- 0.1
-
0.8
Cash (utilised in)/generated by continuing operations
(28.0)
(26.6) (76.7)
(125.9)
214.0
Cash generated by discontinued operations
-
- -
-
39.0
Net cash inflow/(outflow)
27.9
102.6 (144.7)
151.7
(194.5)
Net cash inflow/(outflow) from continuing operations
27.9
102.6 (144.7)
151.7
(209.5)
Net cash inflow from discontinued operations
-
- -
-
15.0
Cash distributed on unbundling of Sibanye
-
- -
-
(106.4)
Translation adjustment
(16.1)
(7.1) (25.4)
(18.7)
(29.7)
Cash at beginning of period
446.2
350.7 495.1
325.0
655.6
Cash at end of period
458.0
446.2 325.0
458.0
325.0
Cash flow from operating activities less net capital expenditure and environmental payments for continuing operations
54.3
62.5 38.3
235.0
(234.9)
Reconciliation of headline earnings from continuing operations with net earnings from continuing operations
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
Year end
December
2014
September
2014
December
2013
December
2014
December
2013
Net (loss)/earnings from continuing operations
(25.5)
19.1 (491.0)
12.8
(583.6)
Profit on sale of investments
(1.3)
- (4.4)
(0.5)
(17.8)
Taxation effect on sale of investments
-
- (0.1)
-
3.2
Profit on sale of Chucapaca
-
(4.6) -
(4.6)
-
(Profit)/loss on sale of assets
(0.1)
(1.2) (1.3)
1.3
(1.6)
Taxation effect on sale of assets
-
0.4 0.4
(0.4)
0.5
Impairment of investments and assets
21.2
0.6 670.0
22.4
748.2
Taxation on impairment of investments and assets
(3.8)
- (196.6)
(3.7)
(220.3)
Headline (loss)/earnings from continuing operations
(9.5)
14.4 (23.0)
27.3
(71.4)
Headline (loss)/earnings per share – cents
(1)
2 (3)
4
(10)
Based on headline earnings/(loss) as given above divided by 770,519,087
(September 2014 – 769,377,569 and December 2013 – 766,539,788) being the weighted average number of ordinary shares in issue.

Gold Fields Q4 2014 Results I 24
Segmental operating and financial results
UNITED STATES DOLLARS
Total Mine
Continuing
Operations
South
Africa
Region
West Africa Region
South
America
Region
Ghana
Peru
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Operating Results
Ore milled/treated (000 tonnes)
December 2014
8,286
394
4,457
3,381
1,076
1,664
September 2014
8,246 247
4,337
3,400 937 1,689
Financial year ended
33,513 1,323
17,597
13,553 4,044 6,797
Yield (grams per tonne)
December 2014
2.1
3.8
1.2
1.2
1.4
1.6
September 2014 2.2 5.3 1.3 1.3 1.4 1.6
Financial year ended 2.1 4.7 1.2 1.2 1.4 1.5
Gold produced (000 managed equivalent ounces)
December 2014
574.2
48.5
180.9
133.1
47.8
84.6
September 2014 577.2 41.7 182.0 139.2 42.8 84.7
Financial year ended 2,294.2 200.5 736.0 558.3 177.8 326.6
Gold sold (000 managed equivalent ounces)
December 2014
600.5
48.5
180.9
133.1
47.8
110.9
September 2014
552.8 41.7
182.0
139.2 42.8 60.3
Financial year ended 2,296.2 200.5 736.0 558.3 177.8 328.6
Gold price received (dollar per equivalent ounce)
December 2014
1,179
1,203
1,203
1,202
1,205
1,046
September 2014 1,265 1,282 1,281 1,283 1,275 1,119
Financial year ended 1,249 1,271 1,265 1,266 1,264 1,143
Operating costs (dollar per tonne)
December 2014
49
139
30
26
42
27
September 2014 51 241 33 29 48 22
Financial year ended 50 186
31 28 44
23
All-in-sustaining costs (dollar per ounce)
December 2014
1,012
1,640
1,126
1,142
1,082
468
September 2014
1,065 1,790
1,131
1,096 1,245 245
Financial year ended 1,042 1,548 1,094 1,068 1,175 316
Total all-in-cost (dollar per ounce)
December 2014
1,025
1,789
1,126
1,142
1,082
468
September 2014 1,074 1,912 1,131 1,096 1,245 245
Financial year ended 1,059 1,732 1,094 1,068 1,175 316
Financial Results ($ million)
Revenue
December 2014
708.0
58.3
217.6
160.1
57.6
116.1
September 2014
699.2 53.5
233.1
178.6 54.5 67.5
Financial year ended 2,868.8 254.8 931.3 706.7 224.6 375.5
Net operating costs
December 2014
(404.8)
(55.0)
(135.9)
(89.2)
(46.8)
(57.3)
September 2014 (414.3) (59.4) (144.5) (97.1) (47.4) (26.5)
Financial year ended
(1,677.7) (245.5) (551.2) (371.5) (179.7) (159.7)
–
Operating costs
December 2014
(406.5)
(55.0)
(134.8)
(89.3)
(45.4)
(44.5)
September 2014 (423.7) (59.4) (144.7) (100.1) (44.6) (36.5)
Financial year ended (1,684.9) (245.5) (551.4) (373.9) (177.6) (158.2)
–
Gold inventory change
December 2014
1.7
-
(1.2)
0.1
(1.3)
(12.9)
September 2014
9.4 -
0.2
3.0 (2.8) 10.0
Financial year ended 7.2 - 0.2 2.3 (2.1) (1.5)
Operating profit/(loss)
December 2014
303.2
3.3
81.7
70.9
10.8
58.8
September 2014 284.9 (5.9) 88.6 81.5 7.1 40.9
Financial year ended 1,191.1 9.3 380.0 335.1 345.0 215.8
Amortisation of mining assets
December 2014
(171.7)
(17.5)
(42.1)
(37.0)
(5.0)
(20.1)
September 2014
(150.7) (18.8)
(39.2)
(33.6) (5.7) (19.9)
Financial year ended (654.7) (74.5) (162.5) (141.6)
(20.9)
(79.6)
Net operating profit/(loss)
December 2014
131.6
(14.2)
39.5
33.9
5.8
38.6
September 2014
134.2 (24.7)
49.4
47.9 1.4 21.1
Financial year ended 536.4 (65.2) 217.5 193.6 24.1 136.1
Other expenses
December 2014
(39.6)
(8.3)
(2.9)
(2.1)
(0.8)
(6.0)
September 2014 (17.0) (6.7) 0.1 (0.1) 0.2 (3.2)
Financial year ended
(97.1) (27.0) (12.2) (8.0) (4.2) (14.5)
Profit/(loss) before royalties and taxation
December 2014
91.9
(22.5)
36.6
31.8
4.9
32.6
September 2014
117.2 (31.4)
49.5
47.8 1.6 17.8
Financial year ended 439.3 (92.3) 205.4 185.6 19.9 121.6
Royalties, mining and income taxation
December 2014
(42.1)
8.9
(17.7)
(14.6)
(3.1)
(21.5)
September 2014 (52.3) 12.4 (24.4) (22.2) (2.2) (9.8)
Financial year ended (189.3) 32.4 (93.6) (80.6) (13.0) (52.7)
–
Normal taxation
December 2014
(65.6)
-
(2.5)
(2.5)
-
(26.4)
September 2014 (57.6) - (11.1)
(11.1) -
(8.4)
Financial year ended
(166.7) - (31.1) (31.1) - (60.7)
–
Royalties
December 2014
(20.8)
(0.3)
(10.9)
(8.0)
(2.9)
(2.0)
September 2014
(21.6) (0.3)
(11.7)
(8.9) (2.7) (1.0)
Financial year ended (86.1) (1.3) (46.5)) (35.3) (11.2) (5.8)
–
Deferred taxation
December 2014
44.4
9.2
(4.4)
(4.1)
(0.3)
6.9
September 2014 27.0 12.7 (1.7) (2.1) 0.5 (0.4)
Financial year ended 63.4 33.6 (16.0) (14.2) (1.8) 13.8
Profit/(loss) before non-recurring items
December 2014
49.9
(13.6)
19.0
17.2
1.8
11.1
September 2014 64.8 (18.9) 25.0 25.6 (0.7) 8.0
Financial year ended
250.0 (59.9) 111.8 105.0 7.0 69.0
Non-recurring items
December 2014
(39.6)
(9.6)
(5.0)
(4.9)
(0.1)
-
September 2014
(15.1) (11.6)
(2.4)
(1.5) (0.9) -
Financial year ended (85.2) (23.1) (24.8) (21.3) (3.5) (2.6)
Net profit/(loss)
December 2014
10.3
(23.2)
14.0
12.3
1.7
11.1
September 2014 49.7 (30.6) 22.5 24.1 (1.6) 7.8
Financial year ended 164.8 (83.0) 87.1 83.7 3.4 66.5
Net profit/(loss) excluding gains and losses on
December 2014
45.7
(16.5)
16.5
15.1
1.4
11.6
foreign exchange, financial instruments and September 2014 56.9 (22.4) 21.1 22.8 (1.7) 7.8
non-recurring items
Financial year ended
227.7 (66.9) 99.3 94.1 5.2 67.9
Capital expenditure
December 2014
(168.8)
(29.6)
(53.3)
(51.5)
(1.8)
(12.1)
September 2014 (144.2) (17.8) (45.0) (42.3) (2.7) (11.9)
Financial year ended (607.3) (91.9) (190.1) (174.1) (16.0) (51.0)
Average exchange rates were US$1 = R11.18 and US$1 = R10.71 for the December 2014 and September 2014 quarters respectively.
The Australian/US dollar exchange rates were A$1 = US$0.86 and A$1 = US$0.93 for the December 2014 and September 2014 quarters respectively.

Gold Fields Q4 2014 Results I 25
Segmental operating and financial results
Australia
Region
#
AUSTRALIAN DOLLARS
1
SOUTH
AFRICAN
RAND
2
UNITED STATES DOLLARS
Australia
Australia Region
#
South Africa
Region
Total
St Ives
Agnew/
Lawlers
Darlot
Granny
Smith
Total
St Ives
Agnew/
Lawlers
Darlot
Granny
Smith
South
Deep
Operating Results
Ore milled/treated
December 2014
1,771
974
329
116
352
1,771
974
329
116
352
394
(000 tonnes) September 2014
1,973
1,157
320
136
360
1,973
1,157
320
136
360
247
Financial year ended
7,796
4,553
1,246
525
1,472
7,796
4,553
1,246
525
1,472
1,323
Yield
December 2014
4.5
2.9
6.9
4.2
6.9
4.5
2.9
6.9
4.2
6.9
3.8
(grams per tonne) September 2014
4.2
2.4
7.0
5.1
7.4
4.2
2.4
7.0
5.1
7.4
5.3
Financial year ended
4.1
2.4
6.8
5.0
6.7
4.1
2.4
6.8
5.0
6.7
4.7
Gold produced
December 2014
260.2
93.0
73.2
15.5
78.5
260.2
93.0
73.2
15.5
78.5
1,508
(000 managed September 2014
268.8
88.7
72.2
22.3
85.6
268.8
88.7
72.2
22.3
85.6
1,298
equivalent ounces) Financial year ended
1,031.1
361.7
270.7
83.6
315.2
1,031.1
361.7
270.7
83.6
315.2
6,237
Gold sold
December 2014
260.2
93.0
73.2
15.5
78.5
260.2
93.0
73.2
15.5
78.5
1,508
(000 managed September 2014
268.8
88.7
72.2
22.3
85.6
268.8
88.7
72.2
22.3
85.6
1,298
equivalent ounces) Financial year ended
1,031.1
361.7
270.7
83.6
315.2
1,031.1
361.7
270.7
83.6
315.2
6,237
Gold price received
December 2014
1,215
1,208
1,208
1,178
1,233
1,417
1,409
1,403
1,413
1,439
432,290
(dollar per September 2014
1,284
1,291
1,290
1,300
1,268
1,381
1,387
1,389
1,397
1,365
441,520
equivalent ounce) Financial year ended
1,268
1,268
1,265
1,270
1,268
1,404
1,405
1,401
1,407
1,405
441,981
Operating costs
December 2014
97
73
119
160
122
114
86
140
187
143
1,560
(dollar per tonne) September 2014
93
61
148
153
122
100
66
159
166
131
2,577
Financial year ended
94
64
139
156
124
104
71
154
173
137
2,007
All-in-sustaining costs
December 2014
930
860
979
1,433
868
1,089
1,023
1,135
1,673
1,009
589,565
(dollar per ounce) September 2014
990
1,149
953
1,224
792
1,065
1,235
1,025
1,316
852
616,306
Financial year ended
1,015
1,164
990
1,222
809
1,124
1,289
1,096
1,353
896
538,254
Total all-in-cost
December 2014
930
860
979
1,433
868
1,089
1,023
1,135
1,673
1,009
642,948
(dollar per ounce)
September 2014
990
1,149
953
1,224
792
1,065
1,235
1,025
1,316
852
658,383
Financial year ended
1,015
1,164
990
1,222
809
1,124
1,289
1,096
1,353
896
602,363
Financial Results ($ million)
Revenue
December 2014
316.1
112.3
88.5
18.3
96.8
368.6
131.0
102.8
21.9
112.9
654.9
September 2014
345.1
114.5
93.2
29.0
108.5
371.3
123.1
100.4
31.1
116.8
574.0
Financial year ended
1,307.3
458.8
342.5 1
106.2
399.8
1,447.7
508.1
379.3
117.6
442.8
2,756.7
Net operating costs
December 2014
(156.5)
(51.4)
(45.6)
(18.3)
(41.1)
(184.0)
(61.3)
(53.0) )
(21.5)
(48.2)
(618.0)
September 2014
(183.9)
(69.6)
(46.4)
(21.6) (
(46.2)
(197.6)
(74.6)
(50.0)
(23.3)
(49.7)
(637.3)
Financial year ended
(721.2)
(282.3)
(172.6)
(83.6)
(182.6)
(798.8)
(312.7)
(191.3)
(92.6)
(202.3)
(2,656.5)
–
Operating costs
December 2014
(172.3)
(71.5)
(39.3)
(18.5)
(43.1)
(201.4)
(83.3)
(46.0)
(21.7)
(50.3)
(618.0)
September 2014
(183.0)
(70.9)
(47.3)
(20.9)
(43.9)
(196.7)
(76.1)
(50.9)
(22.5)
(47.1)
(637.3)
Financial year ended
(729.8)
(292.3)
(173.0)
(81.9)
(182.6)
(808.2)
(323.7)
(191.6)
(90.7)
(202.3)
(2,656.5)
–
Gold inventory
December 2014
15.8
20.1
(6.4)
0.2
1.9
17.4
22.0
(6.9)
0.2
2.1
-
change September 2014
(0.9)
1.3
0.8
(0.7)
(2.3)
(0.9)
1.5
0.9
(0.8)
(2.5)
-
Financial year ended
8.4
9.9
0.3
(1.7)
-
9.4
11.0
0.3
(1.9)
-
-
Operating profit/(loss)
December 2014
159.5
60.9
142.8
-
55.6
184.6
69.7
49.8
0.4
64.7
36.9
September 2014
161.2
44.9
46.8
7.4
62.3
173.8
48.4
50.4
7.8
67.1
(63.3)
Financial year ended
586.0
176.4
169.8
22.5
217.2
648.9
195.4
188.0
25.1
240.5
100.2
Amortisation of
December 2014
(91.9)
(106.5)
(196.7)
mining assets September 2014
(72.8)
(78.0)
(201.3)
Financial year ended
(338.1)
(374.4)
(806.2)
Net operating
December 2014
67.7
78.1
(159.8)
profit/(loss)
September 2014
88.3
95.8
(264.6)
Financial year ended
248.0
274.5
(706.0)
Other expenses
December 2014
(22.4)
(25.2)
(91.7)
September 2014
(7.1)
(7.6)
(71.7)
Financial year ended
(43.4)
(48.0)
(292.4)
Profit/(loss) before
December 2014
45.2
52.9
(251.5)
royalties and
September 2014
81.4
88.1
(336.3)
taxation
Financial year ended
204.6
226.5
(998.4)
Royalties, mining
December 2014
(11.7)
(14.1)
98.8
and income September 2014
(30.5)
(33.0)
133.3
taxation Financial year ended
(75.4)
(83.4)
350.2
–
Normal taxation
December 2014
(36.7)
(41.3)
-
September 2014
(38.2)
(41.6)
-
Financial year ended
(74.9)
(82.9)
-
–
Royalties
December 2014
(7.6)
(8.8)
(3.3)
September 2014
(8.7)
(9.4)
(2.9)
Financial year ended
(32.6)
(36.0)
(13.8)
–
Deferred taxation
December 2014
32.6
36.0
102.1
September 2014
16.3
18.0
136.2
Financial year ended
32.1
35.5
364.0
Profit/(loss) before
December 2014
33.5
38.8
(152.7)
non-recurring
September 2014
50.8
55.1
(203.0)
items
Financial year ended
129.2
143.1
(648.2)
Non-recurring items
December 2014
(25.0)
(27.6)
(105.7)
September 2014
(1.0)
(1.2)
(124.6)
Financial year ended
(34.7)
(38.4)
(249.5)
Net profit/(loss)
December 2014
8.6
11.2
(258.4)
September 2014
49.8
54.0
(327.6)
Financial year ended
94.5
104.7
(897.7)
Net profit/(loss)
December 2014
34.2
36.7
(185.2)
excluding gains and September 2014
50.4
54.2
(327.6)
losses on foreign ex- Financial year ended
127.3
136.8
(723.9)
change, financial and
non-recurring items
Capital expenditure
December 2014
(73.8)
(23.7)
(22.9)
(3.2)
(24.0)
(85.5)
(28.0)
(26.5)
(3.7)
(27.3)
(327.8)
September 2014
(69.3)
(27.1)
(19.3)
(4.7)
(17.9)
(74.5)
(29.1)
(20.7)
(5.1)
(19.4)
(190.9)
Financial year ended
(274.4)
(117.5)
(83.4)
(14.7)
(58.9)
(304.1)
(130.1)
(92.3)
(16.3)
(65.2)
(993.9)
#
As a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as the Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
1
For Australia, all financial numbers are in Australian dollar.
2
For South Africa, all financial numbers are in Rand and Rand per kilogram.
Figures may not add as they are rounded independently.

Gold Fields Q4 2014 Results I 26
All-in-costs
World Gold Council Industry Standard
Figures are in US dollar million unless otherwise stated
UNITED STATES DOLLARS
Total Group
Continuing
Operations
South
Africa
Region
West
Africa
Region
South
America
Ghana
Peru
South Deep
Total
Tarkwa
Damang
Cerro
Corona
Operating costs
(1)
December 2014
(406.5)
(55.0)
(134.8)
(89.3)
(45.4)
(44.5)
September 2014 (423.7) (59.4) (144.7) (100.1) (44.6) (36.5)
Financial year ended
(1,685.0) (245.5) (551.4) (373.9)
(177.6)
(158.2)
Gold inventory change
December 2014
1.7
-
(1.2)
0.1
(1.3)
(12.9)
September 2014 9.4 - 0.2
3.0
(2.8)
10.0
Financial year ended 7.2 - 0.2
2.3
(2.1) (1.5)
Royalties
December 2014
(20.8)
(0.3)
(10.9)
(8.0)
(2.9)
(2.0)
September 2014 (21.6) (0.3)
(11.7) (8.9) (2.7) (1.0)
Financial year ended (86.1) (1.3) (46.5) (35.3)
(11.2)
(5.8)
Realised gains/losses on
December 2014
(0.6)
-
-
-
-
-
commodity cost hedges
September 2014 -
-
-
-
-
-
Financial year ended (0.3) - - - -
-
Community/social
December 2014
(3.8)
(1.1)
0.2
0.2
-
(2.9)
responsibility costs
September 2014 (3.5) (1.1)
(0.6)
(0.5)
(0.1)
(1.8)
Financial year ended (12.3) (3.9)
(1.4)
(1.2)
(0.2)
(7.0)
Non-cash remuneration –
December 2014
(3.7)
(0.3)
(1.0)
(1.0)
-
(0.2)
share-based payments September 2014 (6.2) (0.7) (1.1)
(1.1)
- (0.7)
Financial year ended
(26.0) (2.8) (4.8)
(4.2)
(0.6) (2.6)
Cash remuneration (long-term
December 2014
(1.9)
(0.1)
(0.5)
(0.4)
(0.1)
(0.2)
employee benefits) September 2014 (2.9) (0.2) (0.6) (0.5) - (0.5)
Financial year ended (8.7) (0.6) (1.7)
(1.5)
(0.2)
(1.2)
Other
December 2014
(4.3)
-
-
-
-
-
September 2014
(1.8) - - - -
-
Financial year ended (10.6) - - - -
-
By-product credits
December 2014
50.4
0.1
0.1
-
0.1
49.9
September 2014 37.4 0.1
0.3
0.3 - 36.6
Financial year ended 184.5
0.5
0.6
0.5
0.1
182.1
Rehabilitation amortisation
December 2014
(6.1)
(0.5)
(2.4)
(2.1)
(0.3)
(2.3)
and interest
September 2014 (6.2) (0.4)
(2.6) (2.3) (0.3) (0.8)
Financial year ended
(25.5) (1.8) (10.1) (9.0)
(1.1)
(3.3)
Sustaining capital
December 2014
(161.2)
(22.4)
(53.3)
(51.5)
(1.8)
(12.1)
expenditure September 2014 (139.1) (12.7) (45.0) (42.3)
(2.7)
(11.9)
Financial year ended
(570.4) (54.9) (190.1)
(174.1)
(16.0)
(51.0)
All-in sustaining costs
(2)
December
2014
(556.9)
(79.6)
(203.7)
(152.0)
(51.7)
(25.7)
September 2014 (558.2) (74.7)
(205.8)
(152.6)
(53.2)
(6.7)
Financial year ended (2,232.9) (310.3) (805.1) (596.5) (208.9) (48.5)
Exploration, feasibility
December 2014
(4.5)
-
-
-
-
-
and evaluation costs September 2014 (6.4)
- - - -
-
Financial year ended
(34.6) - - - -
-
Non sustaining
December 2014
(8.7)
(7.2)
-
-
-
-
capital expenditure
September 2014 (5.1)
(5.1) - - -
-
Financial year ended
(38.5) (37.0) - - -
-
Total all-in cost
(3)
December
2014
(570.2)
(86.8)
(203.7)
(152.0)
(51.7)
(25.7)
September 2014 (569.7) (79.8) (205.8) (152.6)
(53.2)
(6.7)
Financial year ended
(2,306.0) (347.2) (805.1)
(596.5)
(208.9) (48.5)
Total all-in sustaining
December 2014
(556.9)
(79.6)
(203.7)
(152.0)
(51.7)
(25.7)
cost September 2014 (558.2) (74.7) (205.8) (152.6) (53.2) (6.7)
Financial year ended
(2,232.9) (310.3) (805.1)
(596.5)
(208.9) (48.5)
Gold only ounces sold
December 2014
544.5
48.5
180.9
133.1
47.8
54.9
– (000 ounces) September 2014 519.8 41.7 182.0 139.2
42.8
27.3
Financial year ended 2,121.4 200.5 736.0
558.3
177.8 153.6
AISC per ounce of gold sold
December 2014
1,023
1,640
1,126
1,142
1,082
468
US$/oz
September 2014 1,074
1,790 1,131 1,096 1,245 245
Financial year ended
1,053 1,548 1,094
1,068
1,175 316
Total all-in cost
December 2014
(570.2)
(86.8)
(203.7)
(152.0)
(51.7)
(25.7)
September 2014 (569.7)
(79.8) (205.8)
(152.6)
(53.2) (6.7)
Financial year ended
(2,306.0) (347.2) (805.1) (596.5) (208.9) (48.5)
Gold only ounces sold
December 2014
544.5
48.5
180.9
133.1
47.8
54.9
– (000 ounces)
September 2014 519.8
41.7 182.0
139.2
42.8 27.3
Financial year ended 2,121.4 200.5 736.0 558.3
177.8
153.6
AIC per ounce of gold sold
December 2014
1,047
1,789
1,126
1,142
1,082
468
US$/oz
September 2014 1,096 1,912 1,131 1,096 1,245 245
Financial year ended
1,087 1,732 1,094 1,068
1,175
316
DEFINITIONS
All-in costs are calculated in accordance with the World Gold Council Industry standard.
(1)
Operating costs – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.
(2)
All-in sustaining costs – Include operating costs and costs detailed above, including sustaining capital expenditure based on managed gold sales.
(3)
Total all-in costs – Includes sustaining and group costs, excluding income tax, M&A activity, working capital, impairments (other than inventory impairments), financing costs, one-time severance charges and items to normalise earnings.

Gold Fields Q4 2014 Results I 27
All-in-costs
World Gold Council Industry Standard
Figures are in US dollar million unless otherwise stated
Australia Region
UNITED STATES DOLLARS
Australia
GIP and
Corporate
Total
St Ives
Agnew/
Lawlers
Darlot
Granny Smith
Operating costs
(1)
December 2014
(172.3)
(71.5)
(39.3)
(18.5)
(43.1)
-
September 2014 (183.0) (70.9)
(47.3)
(20.9)
(43.9)
-
Financial year ended (729.8) (292.3)
(173.0)
(81.9)
(182.6)
-
Gold inventory change
December 2014
15.8
20.1
(6.4)
0.2
1.9
-
September 2014
(0.9)
1.3 0.8
(0.7)
(2.3)
-
Financial year ended 8.4
9.9
0.3 (1.7)
-
-
Royalties
December 2014
(7.6)
(2.8)
(2.3)
(0.5)
(2.0)
-
September 2014 (8.7) (2.9)
(2.3)
(0.7)
(2.8)
-
Financial year ended (32.6) (11.6)
(8.3)
(2.7)
(10.0)
-
Realised gains/losses on
December 2014
(0.6)
(0.3)
-
-
(0.3)
-
commodity cost hedges September 2014 - (0.1)
0.1
-
-
-
Financial year ended (0.3)
(0.1)
0.1
- (0.3) -
Community/social
December 2014
-
-
-
-
-
-
responsibility costs September 2014 - - - -
-
-
Financial year ended - -
-
-
-
-
Non-cash remuneration –
December 2014
(0.9)
(0.4)
(0.2)
(0.1)
(0.2)
(1.3)
share-based payments
September 2014 (1.3)
(0.6)
(0.3)
(0.1) (0.3)
(2.4)
Financial year ended (5.5) (2.7)
(1.3)
(0.5) (1.0)
(10.2)
Cash remuneration (long-
December 2014
(0.6)
(0.2)
(0.2)
(0.1)
(0.1)
(0.4)
term employee benefits) September 2014 (1.1) (0.5)
(0.2)
(0.1) (0.3)
(0.6)
Financial year ended
(3.0)
(1.2)
(0.7)
(0.4)
(0.7)
(2.1)
Other
December 2014
-
- - - -
(4.3)
September 2014 - - - - - (1.8)
Financial year ended - - - - -
(10.6)
By-product credits
December 2014
0.3
0.1
-
0.1
-
September 2014 0.4 0.1 0.1 0.1 0.1
-
Financial year ended 1.3 0.5
0.3
0.3
0.1
-
Rehabilitation amortisation
December 2014
(2.3)
(1.3)
(0.5)
(0.1)
(0.1)
(0.4)
and interest
September 2014 (2.3)
(1.3) (0.5) (0.1) (0.4)
-
Financial year ended (10.3) (6.1)
(2.0)
(0.5) (1.7) -
Sustaining capital expenditure
December 2014
(73.6)
(23.7)
(22.9)
(3.2)
(24.0)
-
September 2014 (69.3)
(27.1)
(19.3)
(4.7)
(17.9)
-
Financial year ended
(274.4)
(117.5)
(83.4)
(14.7)
(58.9) -
All-in sustaining costs
(2)
December
2014
(241.9)
(79.9)
(71.7)
(22.2)
(68.1)
(6.0)
September 2014 (266.2)
(101.9) (68.9) (27.3)
(67.8)
(4.8)
Financial year ended
(1,046.3)
(421.0)
(267.9) (102.2)
(255.1)
(22.9)
Exploration, feasibility
December 2014
-
-
-
-
-
(4.5)
and evaluation costs September 2014 - - - - -
(6.4)
Financial year ended
- - - - -
(34.6)
Non sustaining capital
December 2014
-
-
-
-
-
-
-
expenditure
September 2014 -
- - - -
Financial year ended - - - - - -
Total all-in cost
(3)
December
2014
(241.9)
(79.9)
(71.7)
(22.2)
(68.1)
(12.0)
September 2014 (266.2)
(101.9) (68.9) (27.3) (67.8)
(11.2)
Financial year ended
(1,046.3)
(421.0)
(267.9) (102.2) (255.1)
(59.0)
Total all-in sustaining cost
December 2014
(241.9)
(79.9)
(71.7)
(22.2)
(68.1)
(6.0)
September 2014 (266.2)
(101.9)
(68.9)
(27.3)
(67.8)
(4.8)
Financial year ended
(1,046.3)
(421.0)
(267.9)
(102.2)
(255.1)
(22.9)
Gold only ounces sold
December 2014
260.2
93.0
73.2
15.5
78.5
-
– (000 ounces)
September 2014 268.8
88.7
72.2
22.3
85.6
-
Financial year ended 1,031.1
361.7
270.7
83.6 315.2
-
AISC per ounce of gold sold
December 2014
930
860
979
1,433
868
-
US$/oz
September 2014 990 1,149
953
1,224
792 -
Financial year ended 1,015
1,164 990
1,222 809 -
Total all-in cost
December 2014
(241.9)
(79.9)
(71.7)
(22.2)
(68.1)
(12.0)
September 2014 (266.2) (101.9)
(68.9)
(27.3)
(67.8)
(11.2)
Financial year ended
(1,046.3)
(421.0)
(267.9) (102.2)
(255.1)
(59.0)
Gold only ounces sold
December 2014
260.2
93.0
73.2
15.5
78.5
-
– (000 ounces)
September 2014 268.8
88.7 72.2 22.3
85.6 -
Financial year ended 1,031.1 361.7 270.7
83.6 315.2
-
AIC per ounce of gold sold
December 2014
930
860
979
1,433
868
-
US$/oz
September 2014 990
1,149 953 1,224
792 -
Financial year ended 1,015 1,164 990 1,222
809
-

Gold Fields Q4 2014 Results I 28
All-in sustaining costs and all-in costs gross of by-product credits per equivalent ounce of gold sold
World Gold Council Industry Standard
Figures are in US dollar million unless otherwise stated
UNITED STATES DOLLARS
Total Group
Continuing
Operations
South
Africa
Region
West Africa Region
South
America
Ghana
Peru
South Deep
Total
Tarkwa
Damang
Cerro
Corona
All-in sustaining costs
December 2014
(556.9)
(79.6)
(203.7)
(152.0)
(51.7)
(25.7)
(per table on page 26)
September 2014 (558.2) (74.7) (205.8) (152.6)
(53.2)
(6.7)
Financial year ended (2,232.9) (310.3) (805.1)
(596.5)
(208.9) (48.5)
Add back by-product credits
December 2014
(50.4)
(0.1)
(0.1)
-
(0.1)
(49.9)
September 2014 37.4 0.1 0.3
0.3 -
36.6
Financial year ended (184.5) (0.5) (0.6) (0.5) (0.1) (182.1)
All-in sustaining costs gross
December 2014
(607.3)
(79.7)
(203.8)
(152.0)
(51.8)
(75.6)
of by-product credits September 2014 (595.6) (74.8) (206.1)
(152.9) (53.2)
(43.3)
Financial year ended (2,417.4) (310.8) (805.7)
(597.0)
(209.0)
(230.6)
Gold equivalent ounces sold
December 2014
600.5
48.5
180.9
133.1
47.8
110.9
September 2014 552.8 41.7 182.0
139.2
42.8
60.3
Financial year ended
2,296.2 200.5 736.0
558.3
177.8 328.6
AISC gross of by-product
December 2014
1,011
1,642
1,127
1,142
1,084
682
credits per equivalent ounce
September 2014 1,077 1,792 1,133 1,098
1,245
718
of gold – US$/eq oz
Financial year ended 1,053 1,550 1,095
1,069 1,175
702
All-in costs
December 2014
(570.2)
(86.8)
(203.7)
(152.0)
(51.7)
(25.7)
(per table on page 26)
September 2014 (569.7) (79.8)
(205.8)
(152.6) (53.2) (6.7)
Financial year ended (2,306.0) (347.2) (805.2) (596.5) (208.9) (48.5)
Add back by-product credits
December 2014
(50.4)
(0.1)
(0.1)
-
(0.1)
(49.9)
September 2014 37.4 0.1 0.3 0.3 - 36.6
Financial year ended (184.5) (0.5) (0.6)
(0.5)
(0.1) (182.1)
All-in costs gross of by-product credits
December 2014
(620.5)
(86.9)
(203.8)
((152.0)
(51.8)
(75.6)
September 2014 (607.1) (79.9) (206.1)
(152.9)
(53.2)
(43.3)
Financial year ended
(2,490.5) (347.7) (805.7)
(597.0)
(209.0)
(230.6)
Gold equivalent ounces sold
December 2014
600.5
48.5
180.9
133.1
47.8
110.9
September 2014 552.8 41.7 182.0
139.2
42.8 60.3
Financial year ended 2,296.2 200.5 736.0
558.3
177.8 328.6
AIC gross of by-product
December 2014
1,033
1,791
1,127
1,142
1,084
682
credits per equivalent ounce
September 2014 1,098 1,914 1,133
1,098
1,245
718
of gold – US$/eq oz
Financial year ended 1,086 1,734 1,095
1,069
1,175 702

Gold Fields Q4 2014 Results I 29
All-in sustaining costs and all-in costs gross of by-product credits per equivalent ounce of gold sold
World Gold Council Industry Standard
Figures are in US dollar million unless otherwise stated
Australia
Region
UNITED STATES DOLLARS
Australia
GIP and
Corporate
Total
St Ives
Agnew/
Lawlers
Darlot
Granny
Smith
All-in sustaining costs
December 2014
(241.9)
(79.9)
(71.7)
(22.2)
(68.1)
(6.0)
(per table on page 27)
September 2014
(266.2)
(101.9)
(68.9)
(27.3)
(67.8) (4.8)
Financial year ended (1,046.3) (421.0) (267.9)
(102.2)
(255.1) (22.9)
Add back by-product credits December
2014
(0.3)
(0.1)
-
(0.1)
-
-
September 2014 0.4 0.1
0.1
0.1 0.1
-
Financial year ended (1.3) (0.5)
(0.3)
(0.3) (0.1)
-
All-in sustaining costs gross
December 2014
(242.2)
(80.1)
(71.8)
(22.3)
(68.2)
(6.0)
of by-product credits September 2014 (266.6) 102.0) (69.0) (27.4)
(67.9)
(4.8)
Financial year ended (1,047.5)
(421.5) (268.3)
(102.5) (255.2) (22.9)
Gold equivalent ounces sold
December 2014
260.2
93.0
73.2
15.5
78.5
-
September 2014 268.8 88.7
72.2
22.3
85.6 -
Financial year ended 1,031.1 361.7
270.7
83.6
315.2 -
AISC gross of by-product
December 2014
931
861
980
1,438
869
-
credits per equivalent ounce
September 2014 992 1,150
955
1,228
793 -
of gold – US$/eq oz
Financial year ended 1,016 1,165
991
1,225
810 -
All-in costs
December 2014
(241.9)
(79.9)
(71.7)
(22.2)
(68.1)
(12.0)
(per table on page 27)
September 2014
(266.2)
(101.9)
(68.9)
(27.3)
(67.8) (11.2)
Financial year ended
(1,046.3) (421.0)
(267.9) (102.2) (255.1)
(59.0)
Add back by-product credits
December 2014
(0.3)
(0.1)
-
(0.1)
-
-
September 2014 0.4 0.1
0.1
0.1
0.1
-
Financial year ended (1.3) (0.5)
(0.3)
(0.3)
(0.1)
-
All-in costs gross of by-
December 2014
(242.2)
(80.1)
(71.8)
(22.3)
(68.2)
(12.0)
product credits September 2014 (266.6) (101.9) (69.0)
(27.3)
(67.8)
(11.2)
Financial year ended (1,047.5) (421.5) (268.3) ( (102.5)
(255.2)
(59.0)
Gold equivalent ounces sold
December 2014
260.2
93.0
73.2
15.5
78.5
-
September 2014 268.8
88.7
72.2
22.3 85.6 -
Financial year ended 1,031.1 361.7 270.7 83.6
315.2
-
AIC gross of by-product
December 2014
931
861
980
1,438
869
-
credits per equivalent ounce
September 2014 992 1,150
955 1,228
793 -
of gold – US$/eq oz
Financial year ended 1,016 1,165
991
1,225 810
-

Gold Fields Q4 2014 Results I 30
Underground and surface
US dollar, imperial ounces with metric tonnes and grade
Total Mine
Continuing
Operations
South
Africa
Region
West Africa Region
South
America
Region
Australia Region
Ghana
Peru
Australia
South
Deep
Total
Tarkwa
#
Damang
Cerro
Total
St Ives
#
Agnew/
Lawlers
Darlot
Granny
Smith
Ore milled/treated (000 tonnes)
– underground
December 2014
1,585
309
-
-
1,276
479
329
116
352
ore
September 2014
1,546
235
-
-
1,311
495
320
136
360
Financial year ended
6,485
1,176
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
5,309
2,080
1,233
525
1,472
– underground
December 2014
28
28
-
-
-
-
-
-
-
-
-
-
waste
September 2014
12
12
-
-
-
-
Financial year ended
90
90
-
-
-
-
– surface ore
December 2014
6,673
57
4,457
3,381
1,076
1,664
495
495
-
-
-
-
-
-
-
-
-
September 2014
6,688
-
4,337
3,400
937
1,689
662
662
-
-
-
Financial year ended
26,938
57
17,597
13,553
4,044
6,797
2,487
2,473
13
-
-
– total milled
December 2014
8,286
394
4,457
3,381
1,076
1,664
1,771
974
329
116
352
September 2014
8,246
247
4,337
3,400
937
1,689
1,973
1,157
320
136
360
Financial year ended
33,513
1,323
17,597
13,553
4,044
6,797
7,796
4,553
1,246
525
1,472
Yield (grams per tonne)
– underground
December 2014
5.3
4.8
-
-
5.5
3.8
6.9
4.1
6.9
ore
September 2014
5.7
5.5
-
-
5.8
4.1
7.0
5.1
7.4
Financial year ended
5.3
5.3
-
-
5.4
3.7
6.8
5.0
6.7
– underground
December 2014
-
-
-
-
-
-
waste
September 2014
-
-
-
-
-
-
Financial year ended
-
-
-
-
-
-
– surface ore
December 2014
1.4
0.1
1.2
1.2
1.4
1.6
2.1
2.1
-
-
-
-
-
September 2014
1.3
-
1.3
1.2
1.4
1.6
1.0
1.0
-
-
Financial year ended
1.3
0.1
1.3
1.3
1.4
1.5
1.3
1.3
2.1
-
-
-
-
-
-
-
– combined
December 2014
2.1
3.8
1.2
1.2
1.4
1.6
4.5
2.9
6.9
4.2
6.9
September 2014
2.1
5.3
1.3
1.3
1.4
1.6
4.2
2.3
7.0
5.1
7.4
Financial year ended
2.1
4.7
1.2
1.2
1.4
1.5
4.1
2.4
6.8
5.0
6.7
Gold produced (000 ounces)
– underground
December 2014
273.8
48.3
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
225.5
58.2
73.2
15.5
78.4
ore
September 2014
286.5
41.7
-
-
244.7
64.5
72.2
22.3
85.6
Financial year ended
1,119.1
200.3
-
-
918.8
250.3
269.7
83.6
315.2
– underground
December 2014
-
-
-
-
-
-
-
waste
September 2014
-
-
-
-
-
-
-
Financial year ended
-
-
-
-
-
-
-
– surface ore
December 2014
300.4
0.2
180.9
133.1
47.8
84.6
34.7
34.7
-
-
-
-
-
-
-
-
-
September 2014
290.8
-
182.0
139.2
42.8
84.7
24.2
24.2
-
-
-
Financial year ended
1,175.0
0.2
736.0
558.3
177.8
326.6
112.3
111.4
1.0
-
-
– total
December 2014
574.2
48.5
180.9
133.1
47.8
84.6
260.2
93.0
73.2
15.5
78.5
September 2014
577.3
41.7
182.0
139.2
42.8
84.7
268.8
88.7
72.2
22.3
85.6
Financial year ended
2,294.2
200.5
736.0
558.3
177.8
326.6
1,031.1
361.7
270.7
83.6
315.2
Operating costs (dollar per tonne)
– underground
December 2014
130
163
-
-
118
104
119
160
122
September 2014
142
241
-
-
122
96
148
153
122
Financial year ended
137
194
-
-
121
101
135
156
124
– surface
December 2014
53
3
30
26
42
27
348
43
-
-
-
September 2014
31
-
33
29
48
22
35
35
-
-
-
Financial year ended
30
3
31
28
44
23
36
33
542
-
-
– total
December 2014
49
139
30
26
42
27
97
73
119
160
122
September 2014
51
241
33
29
48
22
93
61
148
153
122
Financial year ended
50
186
31
28
44
23
94
64
139
156
124
#
December quarter includes 2,500 ounces and 1,700 ounces at Tarkwa and St Ives respectively, from rinsing inventory at the heap leach operations.

Gold Fields Q4 2014 Results I 31
Corporate Secretary
Lucy Mokoka
Tel: +27 11 562 9719
Fax: +27 562 9829
e-mail: lucy.mokoka@goldfields.co.za
Registered office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196
Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829
Office of the United Kingdom secretaries
London
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
American depository receipts transfer agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: +1 888 269 2377
Tel: +1 201 680 6825
e-mail: shrrelations@bnymellon.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Investor enquiries
Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
e-mail: avishkar.nagaser@goldfields.co.za
North America
Willie Jacobsz
Mobile: +1 857 241 7127
e-mail: willie.jacobsz@goldfields.co.za
Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.co.za
Transfer secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001
P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
United Kingdom
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300 [calls cost 10p a minute plus network extras, lines are open 8.30am – 5pm Mon-Fri] or [from overseas]
+44 20 8639 3399
Fax: +44 20 8658 3430
e-mail:ssd@capitaregistrars.com
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd
Website
www.goldfields.com
Listings
JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI
Directors
CA Carolus (Chair) ° N J Holland * (Chief Executive Officer) P A Schmidt (Chief Financial Officer)
K Ansah
#
A R Hill ° G M Wilson ° R P Menell ° D N Murray ° D M J Ncube °
* British
#
Ghanaian Canadian
° Independent Director Non-independent Director
Administration and corporate information

Forward looking statements
Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of
the US Securities Exchange Act of 1934.
Such forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report and the exhibits to the report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
• overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
• the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
• the ability to achieve anticipated cost savings at existing operations;
• the success of exploration and development activities;
• decreases in the market price of gold or copper;
• the occurrence of hazards associated with underground and surface gold mining;
• the occurrence of work stoppages related to health and safety incidents;
• fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;
• the occurrence of labour disruptions and industrial actions;
• the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields’ facilities and Gold Fields’ overall cost of funding;
• the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration projects or other initiatives;
• changes in relevant government regulations, particularly environmental, tax, health and safety, regulations and potential new legislation affecting mining and mineral rights; and
• political instability in South Africa, Ghana, Peru or regionally in Africa or South America.
Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 12 February 2015
By:
/s/
Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer